UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Oakland Ballers Baseball Club, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    August 15, 2024

Physical Address of Issuer:

6114 La Salle Ave. #546, Oakland, CA 94611

Website of Issuer:

https://www.oaklandballers.com

Is there a co-issuer? ___ yes _X_ no.

Current Number of Employees:

18

	Most recent fiscal year-end (2025)^	Prior fiscal year-end (2024)*^
Total Assets	$12,915,101	$10,850,664
Cash & Cash Equivalents	$341,695	$87,008
Accounts Receivable	$91,084	$69,000
Short-term Debt	$2,208,184	$2,615,609
Long-term Debt	$12,982,861	$11,677,682
Revenues/Sales	$5,150,200	$3,185,666
Cost of Goods Sold	$2,597,461	$2,277,004
Taxes Paid	$48,374	$11,925
Net Income/(Loss)	-$2,468,533	-$6,746,601

* Financial statements reflect the Issuer and its predecessor, Oakland Ballers Baseball Club, LLC, which was formed on September 18, 2023. The Issuer was incorporated via a Certificate of Conversion, filed on August 15, 2024.

^ Financial statements are unaudited and have not been subject to the review of a third-party CPA.


May 4, 2026

Form C-AR

Oakland Ballers Baseball Club, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, collectively, the "**Form C-AR**") is being furnished by Oakland Ballers Baseball Club, Inc., a Delaware corporation ("**Issuer**", or the "**Company**" as well as references to "**We**", "**Us**", and "**Our**") for the sole purpose of providing certain information about the Company as required by the United States Securities and Exchange Commission.

A crowdfunding investment involves risk and is subject to the risk of total loss.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. None of the Issuer's Securities have been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered pursuant to the Prior Offerings (as defined below) or the terms of the Prior Offering, nor does it pass upon the accuracy or completeness of any document or literature provided by the Issuer.

The date of this Form C-AR is May 4, 2026 and all statements made herein are as of this date unless otherwise indicated.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES. THIS FORM C-AR WAS PREPARED AND READY TO FILE ON APRIL 30, 2026, HOWEVER, THE FILING WAS DELAYED DUE TO A DELAY IN THE COMPANY RECEIVING EDGAR NEXT CODES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents and the cautionary statements contained or referred to this Form C-AR.

In making an investment decision with respect to the Securities, you must rely on your own examination of the Company, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or any other materials supplied herewith, except to the extent required by applicable law.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

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THE PRIOR OFFERINGS AND THE SECURITIES

The Prior Offerings

The Issuer is the successor of the Oakland Ballers Baseball Club, LLC, a Delaware limited liability company which previously issued 90,000,000 Class A Units pursuant to Section 4(a)(2) of the Securities Act on or about September 18, 2023, $4,000,000 of convertible notes between October 11, 2023 and July 5, 2023 pursuant to Section 4(a)(2) of the Securities Act and converted such convertible notes to 47,432,583 units of its Series Seed Class Units, for no additional consideration, pursuant to Section 3(a)(9) of the Securities Act on or about July 31, 2024 (the "**Predecessor Offerings**").

The Issuer was incorporated via a Certificate of Conversion, filed on August 15, 2024 with the Delaware Secretary of State, whereby the Issuer issued 90,000,000 shares of its Common Stock and 47,432,583 shares of its Series Seed Preferred Stock pursuant to Section 3(a)(9) of the Securities Act (the "**Conversion Exchanges**"). On August 21, 2024, the Issuer commenced its first offering pursuant to Section 4(a)(6) of the Securities Act ("**Regulation CF**"), selling 7,261,385 shares of Fan Stock (for the purposes of this Form C-AR, the "**Securities**") on or about September 12, 2024 in exchange for $1,234,436 (the "**2024 Crowdfunding Offering**"). Thereafter, the Issuer issued one simple agreement for future equity, with a face value of $10,000 pursuant to Section 4(a)(2) of the Securities Act on or about September 10, 2024, as amended by that Amendment to SAFE between the parties dated April 22, 2025 (the "**First SAFE Offering**"). Thereafter, the Issuer issued 20,694,752 shares of its Series A Preferred Stock pursuant to Section 506(b) of the Securities Act in exchange for $2,800,000 in cash on or about February 24, 2025 (the "**Series A Offering**"). Thereafter, the Issuer issued one simple agreement for future equity, with a face value of $50,010.80, in exchange for the cancellation of convertible debt, pursuant to Sections 4(a)(2) and 3(a)(9) of the Securities Act on or about April 29, 2025 (the "**Second SAFE Offering**" and together with the First SAFE Offering the "**SAFE Offerings**").Thereafter, the Issuer issued 7,390,983 shares of its Series A Preferred Stock pursuant to Section 506(b) of the Securities Act in exchange for approximately $1,000,000 in cash on or about May 1, 2025, and 1,478,196 shares of its Series A Preferred Stock pursuant to Section 506(b) of the Securities Act in exchange for approximately $200,000 in cash on or about May 19, 2025 (the "**Additional Series A Offerings**"). Thereafter, the Issuer commenced its second offering pursuant to the Regulation CF, selling 11,596,973 shares of Fan Stock on or about May 29, 2025 in exchange for $1,971,485.41 (the "**2025 Crowdfunding Offering**"). In November of 2025, the Issuer extended its Series A Offering and the Issuer sold 5,639,764 shares of its Series A Preferred Stock pursuant to Section 506(b) of the Securities Act in exchange for approximately $763,060.15 in a series of offerings in December of 2025 (the "**Series A Extension Offering**" and together with the Series A Offering and Additional Series A Offerings, the "**Series A Offerings**"). The Issuer issued one simple agreement for future equity, with a face value of $500,000, pursuant to Section 4(a)(2) of the Securities Act, on or about March 12, 2026 ("the **First 2026 SAFE Offering**"). As of the date of this Form C-AR, the Issuer has commenced the sale of up to $1,500,000 in simple agreements for future equity with a post-money valuation cap of $50,000,000 pursuant to Regulation D, Rule 506(c), the final closing of which is anticipated to close after the date of this Form C-AR (the "**Second 2026 SAFE Offering**" and together with the Predecessor Offerings, the 2024 Crowdfunding Offering, the SAFE Offerings, the Series A Offerings, the 2025 Crowdfunding Offering, and the First 2026 SAFE Offering, the "**Prior Offerings**").

In connection with the Second 2026 SAFE Offering, on February 26, 2026, the Issuer engaged DealMaker, a technology platform that includes an SEC registered broker-dealer and an SEC registered transfer agent (collectively with other affiliates, "**DealMaker**") to provide certain operational, compliance and marketing related services for the benefit of the Second 2026 SAFE Offering. The Issuer paid DealMaker a non-refundable $4,000 onboarding fee and has agreed to pay a fee of $15 per investment commitment made and an additional $15 fee per payment processed, plus certain other ancillary charges. DealMaker will charge fees to the Issuer to perform anti-money laundering and know-your customer checks, as well as to verify the accreditation status of prospective Subscribers. The Issuer has also agreed to pay DealMaker $1,000 per month for marketing services. These fees are due to DealMaker regardless of the success of the Second 2026 SAFE Offering and will reduce the net-proceeds to the Issuer. DealMaker has not endorsed the Second 2026 SAFE Offering and is not advising or recommending any potential Subscriber participate

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in the Second 2026 SAFE Offering. This Form C-AR does not constitute an offer or solicitation of the Second 2026 SAFE Offering.

Website

Our website can be found at www.oaklandballers.com, where we will post this Form C-AR.

The Securities

We request that you please review this Form C-AR and the purchase agreement and related instruments attached as Exhibit B, in conjunction with the following summary information.

Fan Stock

The Securities previously offered pursuant to the 2024 Crowdfunding Offering and the 2025 Crowdfunding Offering are a series of the Issuer's common stock, par value $0.00001 per share. Fan Stock is in all ways equivalent to the Issuer's common stock save being a separate series. The rights and privileges of the Securities are memorialized in the Issuer's certificate of incorporation (as may be amended from time to time, the "**Charter**"), attached hereto as Exhibit C. In order to purchase the Securities in the 2025 Crowdfunding Offering, Investors needed to enter into that certain 2025 Fan Rights Agreement (the "**FRA**") and that certain 2025 Fan Voting Agreement (the "**VA**", together with the SPA and the FRA the "**Transaction Documents**"). The requirements to purchase Fan Stock in the 2024 Crowdfunding Offering were materially similar and the Issuer intends to solicit the consent of those Investors who participated in the 2024 Crowdfunding Offering to adopt the Transaction Documents from the 2025 Crowdfunding Offering for administrative convenience, as of the date of this Form C-AR, the investors in the 2024 Crowdfunding Offering and 2025 Crowdfunding Offering are subject to materially the same, but distinct, Transaction Documents.

Dividends

The Securities entitle Investors to dividends in accordance with the Issuer's Charter and the Transaction Documents.

Fan Rights Agreement

To have purchased the Securities, Investors must become a party to the FRA. As long as at least 250 persons hold the Securities, the FRA provides certain control rights with respect to the management of the Oakland Ballers. The holders of the Securities may elect a director to the Company's board, (the "**Fan Director**.") The Company will deliver certain financial statements to the Fan Director: (i) as soon as practicable, but in any event within 180 days after the end of each fiscal year of the Issuer (a) a balance sheet as of the end of such year and (b) statements of income and of cash flows for such year; and (ii) such other information relating to the financial condition, business, prospects, or corporate affairs of the Issuer as the Fan Director may from time to time reasonably request; provided, however, that the Issuer shall not be obligated to provide information (a) that the Issuer reasonably determines in good faith to be a trade secret or similar highly confidential information; or (b) the disclosure of which would reasonably be expected to adversely affect the attorney-client privilege between the Issuer and its counsel. Investors waive their statutory information rights by entering into the FRA. Disputes under the FRA are subject to binding arbitration in which the prevailing party may recover their costs. There is an outstanding fan rights agreement from the 2024 crowdfunding offering conducted by the Issuer, with substantially the same terms.

Fan Voting Agreement

To have purchased the Securities, Investors must become a party to the VA. Investors agree to vote their shares toward the Fan Director, who is currently Jorge Leon, as well as two Preferred Directors, who are currently Jamie Rosenberg and Emil (Jesse) Eisenhardt, and two Common Directors, who are currently Paul Freedman and Bryan Carmel. In the event that (i) the holders of a majority of the then outstanding shares of Common Stock held by Paul Freedman and Bryan Carmel (the "**Electing Holders**") and (ii) the Board; approve a sale of the Issuer (which approval of the Electing Holders must be in writing), Investors agree to take a number of actions to execute documents to finalize the sale. Disputes under the VA are subject to binding arbitration in which the prevailing party may recover their costs. There is an outstanding fan voting agreement from the 2024 crowdfunding offering conducted by the Issuer, with substantially the same terms.

Dissolution

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Issuer or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock and Fan Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the original issue price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Issuer, the funds and assets available for distribution to the stockholders of the Issuer are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. Deemed Liquidation Event" unless the Requisite Holders (as defined by the Charter) elect otherwise by written notice received by the Issuer at least five (5) days prior to the effective date of any such event: (a) a merger or consolidation in which (i) the Issuer is a constituent party or (ii) a subsidiary of the Issuer is a constituent party and the Issuer issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Issuer or a subsidiary in which the shares of capital stock of the Issuer outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Issuer or any subsidiary of the Issuer of all or substantially all the assets of the Issuer and its subsidiaries taken as a whole, or, if substantially all of the assets of the Issuer and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Issuer, except where such sale, lease, transfer or other disposition is to the Issuer or one or more wholly owned subsidiaries of the Issuer.

Voting and Control

The voting and management rights of the Securities are defined by the Delaware General Corporate Law ("**DGCL**") and the Transaction Documents. Please see *Fan Voting Agreement* and *Fan Rights Agreement* above.

The Issuer is party to that certain Series A Preferred Stock Purchase Agreement dated as of February 24, 2025, by and between the Company and holders of Series A Preferred Stock, as amended by that Amendment to Series A Preferred Stock Purchase Agreement, by and between the Company and the parties thereto, dated as of May 21, 2025 and that Amendment to Series A Preferred Stock Purchase Agreement, by and between the Company and the parties thereto, dated as of November 24, 2025. The Issuer is a party to that certain Voting Agreement, Investors' Rights Agreement, and Right of First Refusal and Co-Sale Agreement, each dated as of February 24, 2025, by and between the Company and holders of the Issuer's Series Seed Preferred Stock and Series A Preferred Stock, which provides such holders certain protective rights; such as anti-dilution rights with respect to certain issuances of stock, preemptive rights with

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respect to the offer of new securities and rights of first refusal with respect to the offer and sale of certain shares of the Issuer's Common Stock.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to affect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO subject to certain additional carveouts and restrictions.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

<center>**RISK FACTORS**</center>

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 and other communicable diseases, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19 and other communicable diseases, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

We may not be able to identify sufficient talent to field a baseball team.

Despite being "America's pastime", baseball is a demanding sport requiring skill and athleticism. We will need to compete with other better established teams for talent and provide sufficient financial incentives and assurances to safety to such talent to play baseball in Oakland, California. We may be unable to retain talent and talent may be lost due to injury, death, retirement, resignation or trades with other teams. If we are unable to identify and retain talent, we may not attract fans or sponsors, nor will we be able to sell tickets or merchandize. Talent represents human capital, which we may be highly reliant upon and have little ability to control. The loss of human talent that is popular with our future fans may also negatively impact our future financial success. For example, in the last two seasons, our players have been drafted or recruited to join competitive or alternative teams and leagues.

We may not be able to identify and retain sufficient coaching and management staff to continuously field a baseball team.

The coaching and management of a baseball team takes unique and specific skills. Some of our executive officers have limited experience providing these services in a semi or professional capacity. We will need to compete with other better established teams for coaching and management talent and provide sufficient financial incentives to such talent to coach and manage a baseball team in Oakland, California. We may be unable to retain talent and talent may be lost due to injury, death, retirement, resignation or trades with other teams. If we are unable to identify and retain coaching and management talent, we may not field a competent team, therefore we may not attract fans or sponsors, nor will we be able to sell tickets or merchandize.

The amount of capital the Issuer has raised in the Prior Offering is not enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer will need to procure funds in addition to the amount raised in the Prior Offerings. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

In order to field a baseball team in the Pioneer Baseball League, the Issuer was required to purchase shares from the Pioneer Baseball League and subject itself to the Pioneer Baseball League's bylaws to secure the franchise rights.

In November of 2023, the Issuer purchased the franchise rights to field two baseball teams, the first in Oakland and the second, then in Yolo County, California (the second set of rights was subsequently sold – see below), from the Pioneer Baseball League, an independent baseball league. To do such, the Issuer entered into that certain Share Purchase, League Membership, and Services Agreement by and between the Issuer and the Pioneer Baseball League, by which the Issuer was required to pay a franchise fee in excess of $1.75M. Franchise fees are generally non-refundable and therefore the Issuer will not be able to recoup the fees paid if its business proves unsuccessful. Additionally, as a shareholder of the Pioneer Baseball League, the Issuer is subject to certain requirements and limitations on its activities with respect to the baseball team it operates; these limitations may inhibit the Issuer's ability to be profitable or field a successful team.

In connection with the YHW Transaction, the Issuer purchased all of the assets and liabilities of the Yolo Entity, in exchange for forgiving debt owed to the Issuer by the Yolo Entity, sold such assets, as well as certain other assets, to an entity controlled by Innovation Baseball Partners, so that the Twelfth Share (as defined below) team can be operated independently as the Yuba-Sutter High Wheelers.

Issuer is subject to a bond to covenant to the Pioneer Baseball League's terms.

As a condition of its membership to the Pioneer Baseball League, the Issuer was required to execute a surety/performance bond to ensure the faithful performance by the Issuer of all terms, covenants, and conditions of the Share Purchase, League Membership, and Services Agreement and to assure that working capital funds are available to the Pioneer Baseball League in the event that our CEO abandons either of the teams or fails to materially meet the facility standards set by the Pioneer Baseball League. The bond will be in full force and effect (a) during the construction or renovation of any new ballpark, and (b) for three years following the date of the Share Purchase, League Membership, and Services Agreement. As agreed by the Issuer and the Pioneer Baseball League, the bond would be for One Million Dollars ($1,000,000) and if subject to forfeiture in accordance with the terms of the Share Purchase, League Membership, and Services Agreement. As agreed, the Pioneer Baseball League may exercise its rights as obligee under the bond if, (a) by May 1, 2026, no facilities for the Oakland Ballers have been secured or do not appear to be secured or (b) if the Issuer or those other persons in privity with the Pioneer Baseball League are in uncured default with the Pioneer Baseball League. The Pioneer Baseball League's invocation of its rights under the bond could financially harm the Issuer and prevent it from fielding a baseball team or being a going concern. As of the date of this Form C-AR, the Issuer and the Pioneer Baseball League have not entered into such surety/performance bond and the Issuer does not expect that such bond will be further documented and/or pursued by the Issuer or the Pioneer Baseball League.

We had licensed a second share, and later sold such second share, in the Pioneer Baseball League to an affiliate, which operated a rival team, which may have distracted us from the Oakland Ballers.
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The Share Purchase, League Membership, and Services Agreement by and between the Issuer and the Pioneer Baseball League provides that the Issuer may establish another team in Davis, California (the "**High Wheelers**") in a distinct geographic location from the primary team based in Oakland, California (the "**Oakland Ballers**"). In August of 2024, our predecessor, the Oakland Ballers Baseball Club, LLC completed a divisive merger, splitting into Oakland Ballers Baseball Club, LLC and the Yolo High Wheelers Baseball Club, LLC (the "**High Wheelers Entity**"). In connection with the YHW Transaction (as defined below), the license was terminated, the Twelfth Share transferred to an entity that is managed independently of the Issuer (although remains affiliated), the High Wheelers Entity was wound down and the assets of which were purchased by the Issuer in exchange for a forgiveness of debt.

Investors will have no direct financial interest in the High Wheelers or High Wheelers Entity

In connection with the YHW Transaction, the Twelfth Share was transferred to an entity independent of the Issuer, the High Wheelers Entity was wound down and the assets of which were purchased by the Issuer in exchange for a forgiveness of debt. In connection with the YHW Transaction, the Issuer was granted 1,000 units out of a total of 12,000 units as of the date of this Form C-AR, amounting to approximately $1,000,000 in equity, in the ultimate parent entity that owns the High Wheelers team and assets, Innovation Baseball Partners, such value was determined at the time of closing of such transaction and may not reflect the value of such equity today.

We are only provided exclusivity by the Pioneer Baseball League within a 75-mile radius for the Oakland Ballers.

The Pioneer Baseball League only provides exclusivity in a 75-mile radius from the location of the future facilities of the Oakland Ballers. This means other teams in the Pioneer Baseball League, or other baseball leagues, could be close to where we host games, creating competition and potentially decreasing our market share and therefore revenues. For example, we continue to compete with the Athletics professional baseball team. In addition, a new Pioneer Baseball League team has started in nearby Modesto, just outside the 75-mile radius from the location of the Issuer. The Issuer may enter into other restrictive agreements with other teams in the Pioneer Baseball League in the normal course of business.

The Pioneer Baseball League has strict facilities requirements and has set firm deadlines on when they must be procured by.

The Share Purchase, League Membership, and Services Agreement by and between the Issuer and the Pioneer Baseball League require the Issuer to build new facilities, leasing an existing facility that meets the Pioneer Baseball League's standards or renovate and procure the existing Oakland Coliseum by no later than the start of the 2026 season. The Issuer secured a ten (10) year license with the City of Oakland for use of Raimondi Park, effective May 7, 2025, and the Pioneer Baseball League has granted certain waivers of its facilities requirements in connection therewith. However, such waivers are subject to revocation, and the Pioneer Baseball League may impose additional or modified requirements that the existing Raimondi Park facilities do not satisfy. Failure to satisfy Pioneer Baseball League facilities requirements could put the Issuer in breach of its agreement with the Pioneer Baseball League, leading to possible forfeiture of franchise rights. Monies expended by the Issuer in pursuit of such requirements may be unrecoverable in such event. See also "*Material Changes and Other Information.*"

The Issuer is required to cover incremental travel expenses for teams not located in certain western states.

The Oakland Ballers are the first Pioneer Baseball League club in the states of California, Washington and/or Oregon (the "**Western Region**"). The Issuer has agreed with the Pioneer Baseball League that it will pay incremental costs of its rivals for their travel to the Issuer's facilities until such time as there are six or more teams in the Western Region. In addition, as a team in the Western Region, the Issuer may be required to provide subsidized travel for visiting teams, which could materially increase the Issuer's travel-related expenses. Incremental costs include the cost of flights, transportation and housing, each of which can be highly variable due to seasonality, and which may be difficult to secure in a cost-effective manner on a recurring basis. This cost will be solely borne by the Issuer for the benefit of the Pioneer Baseball League and rival teams. There may never be enough teams in the Western Region to result in the discontinuation of the fee payments. These fee payments will increase the costs of the Issuer's business and may ultimately reduce investors' returns. Upon the successful close of the YHW Transaction, the Issuer assigned part of this obligation to the acquirer, Innovation Baseball Partners. As of the date of this Form C-AR, there are four teams in the Western Region.

The Issuer is required to indemnify the Pioneer Baseball League and the rival teams with respect to their travel and operations in the Western Regions.

The Issuer has agreed with the Pioneer Baseball League that it indemnify and hold harmless the Pioneer Baseball League, each rival team in the mountain region (the "**Mountain Teams**") and their directors, officers, employees, agents, affiliates, representatives, successors and assigns with respect to their travel to and from the Issuer's facilities as well as certain California laws which may cause adverse consequences to these parties availing themselves to the Western Region. This indemnity will last until such time as there are six or more teams Western Region. There may never be enough teams in the Western Region to result in the discontinuation of the indemnification. This indemnification may increase the costs of the Issuer's business and may ultimately reduce investors' returns. Upon the successful close of the YHW Transaction, the Issuer assigned part of this obligation to the acquirer, Innovation Baseball. As of the date of this Form C-AR, there are four teams in the Western Region.

We have secured a long-term license for Raimondi Park, which is a temporary facility requiring significant ongoing investment.

The Issuer secured a ten (10) year license with the City of Oakland for use of Raimondi Park, effective May 7, 2025. However, Raimondi Park is a long-term temporary structure that requires significant and ongoing capital investment to maintain as a suitable venue for professional baseball. We are required to maintain facilities that are acceptable to the Pioneer Baseball League, and a failure to do so may result in the loss of the Eleventh Share and, therefore, our ability to operate the Oakland Ballers. Any failure to adequately invest in Raimondi Park may harm the Issuer's finances and reputation, or lead to a breach of our covenants to the Pioneer Baseball League. See also "*Material Changes and Other Information.*"

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales of tickets, sponsorships and/or merchandise, as well as the inherent business risks associated with our Issuer and present and future market conditions. Our business currently does not generate sufficient revenues to fully fund its operations and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

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We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the experience we provide to customers may be adversely impacted if companies to whom we rely on to deliver our experience do not perform their obligations or perform them in a substandard manner. The suppliers upon whom we rely for continued operations may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. We often rely on only when vendor to perform key services.

We intend to rely on various intellectual property rights in order to operate our business.

The Issuer intends to rely on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Major League Baseball and the teams which are members thereof are notoriously litigious with respect to their intellectual property.

Major League Baseball and the thirty teams which comprise its participants own, or control certain intellectual property rights related to baseball generally and a baseball team based in Oakland specifically. The Issuer believes it has sufficient rights to its name, logo and related trade-dress, having secured unique colors and fonts for its operations; however, we may be subject to inquire, attempts at injunction or other actions due to perceived infringements on Major League Baseball's intellectual property rights.

The Issuer owns and operates a franchise of the Pioneer Baseball League, which is not affiliated with Major League Baseball, has not previously had teams located in the area the Issuer fields a baseball team and has suffered set-backs in recent history.

The Issuer operates a baseball team, the Oakland Ballers, based in Oakland, a franchise of the Pioneer Baseball League. The Pioneer Baseball League is an independent baseball league which has a more than 90 year history and 10 teams based in the Rocky Mountain region. Previously a Rookie league for Major League Baseball, the Pioneer Baseball League was removed as a Major League Baseball affiliate in 2019 and relies on "partner league" status pursuant to a 2021 memorandum of understanding, the terms of which are confidential and the term of which are expiring in 2026. As the Pioneer Baseball League is based in the Rocky Mountain region of the United States, therefore the Issuer will incur additional costs to play games in the Pioneer Baseball League as its team will need to travel to and from Oakland and sponsor teams which come to Oakland, as the Issuer is fielding a baseball team in a different geographic region than the Pioneer Baseball League generally operates.   In 2020, the Pioneer Baseball League canceled its season due to the ongoing COVID-19 pandemic. If the "partner league" designation were to end, it could have a material impact on the visibility and viability of the league.

The financial viability of the Pioneer league and other teams in the Pioneer League could have a material impact on the Issuer's ability to continue to operate.

By the nature of operating in a baseball league the Issuer's business depends on the financial viability of the Pioneer Baseball League, and all of the other 11 teams in the Pioneer Baseball League. The Issue has not had the ability to perform due diligence on the financial position and stability of all the teams in the Pioneer Baseball League, and as such is at risk that a team might go out of business, which could cost the Issuer revenue opportunities and cause reputational harm to the team and the Pioneer Baseball League. For instance, during and after the 2025 season, all three of the teams that were operating in Colorado ceased to operate in Colorado; two of the teams relocated to California while the third team will operate as a travel team for the 2026 season (i.e., no home ballpark).

The Issuer's territorial exclusivity only applies to the Pioneer Baseball League and does not prevent any other baseball league from placing a team in Issuer's territory.

No other baseball league in the country is subject to the territorial provisions of the Pioneer Baseball League, which means that another league, such a Major League Baseball or another independent league, might choose to place a team near Issuer, which would lead to increase competition and significantly impact our ability to attract customers and therefore sell tickets, merchandise and sponsorships, possibly leading to reduce revenue. The Issuer may enter into other restrictive agreements with other teams in the Pioneer Baseball League in the normal course of business. For instance, during and after the 2025 season, all three of the teams that were operating in Colorado ceased to operate in Colorado; two of the teams relocated to California while the third team will operate as a travel team for the 2026 season (i.e., no home ballpark).

The Issuer's success depends on the experience and skill of the directors and its executive officers.

We are dependent on our directors and executive officers. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our manager and/or executive officers could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
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Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties are regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Raimondi Park requires significant investment to maintain as a suitable venue and the Issuer has not secured permanent facilities.

Baseball teams require a home-stadium to host games and the Issuer host its games in Oakland, California. At this time, the Issuer has not identified a permanent stadium that can support the Issuer's business needs in the desired area. Even if the Issuer is able to identify and secure the rights to rent, lease or purchase a stadium, doing so may cause additional financial and operational stress on the Issuer, depending on the terms, conditions and liabilities imposed on the Issuer with respect to the use of a stadium. The loss of a stadium, at any time, could disrupt the Issuer's efforts to field a team and negatively affect its standings with fans and the Pioneer Baseball League. Additionally, any stadium and facilities we source will need to be approved by the Pioneer Baseball League, which may cause additional cost or delay. There is no guarantee the Issuer will be able to identify, secure and continue to use a stadium that meets its needs, now or in the future. The Issuer currently hosts its games at Raimondi Park. The Issuer has entered into a ten (10) year license with the City of Oakland for the use of Raimondi Park, effective May 7, 2025. However, many of the facilities at Raimondi Park are temporary in nature and will require considerable and ongoing investment to maintain as a suitable and compelling venue for players, staff, and spectators. The Issuer has not identified a permanent stadium and there is no guarantee it will be able to do so on terms acceptable to the Pioneer Baseball League. See also "*Material Changes and Other Information.*"

Oakland, California, has a reputation as a high crime area which may dissuade attendance at games, exhibitions and other activities related to the Issuer's fielding and management of a baseball team.

Oakland has a reputation for having one of the highest crime rates in America when compared to communities of similar sizes. The Issuer is dependent on the City of Oakland for infrastructure improvements and road safety measures in the vicinity of Raimondi Park. Delays or failures by the City to make such improvements could negatively impact the attendee experience and the perceived safety of the venue. Oakland and the surrounding region are also susceptible to wildfires and high winds, which could similarly result in damage to the Issuer's facilities, cause game cancellations, and negatively impact the Issuer's operations. The Issuer's success is partially dependent on spectators buying tickets for and attending baseball games in Oakland. Concern about being subject to becoming or a victim of crime may dissuade prospective fans and attendees from doing so. Additionally, it might be more difficult for us to attract staff, players, service providers if they have concerns about their safety.

Announced attendance and attendance listed in box scores reflects total people invited to attend and specifically includes complimentary tickets.

Prospective investors should understand that the announced attendance and attendance listed in box scores includes a number of tickets which have not been sold by the Issuer or authorized resellers as well as guests who may not have been issued tickets. Such totals include: tickets for sponsors, complimentary tickets, staff in attendance, community giveaways and other non-revenue generating tickets provided by the Issuer and its collaborators. Therefore, attendance announcements should not be construed as indications of the issuer's success.

Oakland, California is susceptible to natural disasters, including earthquakes, wildfires, and high winds, any of which could damage the stadium, injure players, personnel or spectators and ultimately cause loss of life, negatively affecting the Issuer.

Oakland, California, is located in a tectonic area susceptible to earthquakes. While most earthquakes are small and cause neither loss of life nor damage, large earthquakes are liable to cause mass destruction, which could negatively affect the Issuer's ability to operate in Oakland. It is estimated that there is over a 90% chance of a major earthquake occurring within the next 50 years within 50 kilometers of Oakland. The Issuer has not developed a business continuity plan, emergency action plan or secured insurance to address the risk associated therewith.

Some consider baseball to be a dying sport.

The subject of disagreement and conjecture, there are certain commentators in the sports world who have declared baseball as a "dying sport". Over the last decade, even before the COVID-19 pandemic, attendance at games in many leagues have decreased. Less Americans are believed to hold baseball as their favored sport, with football and soccer each increasing their popularity. While the Issuer believes baseball continues to be a strong and robust sporting opportunity, investors should consider its popularity.

The Issuer could lose its Partner League designation with Major League Baseball, which would materially impact viability.

The Pioneer Baseball League is recognized as a Partner League by Major League Baseball. This designation provides the Issuer's franchise with legitimacy, access to player development pipelines, and the ability to attract talent and fans. If the Pioneer Baseball League were to lose its Partner League designation, or if the Issuer were otherwise removed from the Pioneer Baseball League, the viability of the Issuer's business operations would be materially impaired. The Issuer has no control over whether the Pioneer Baseball League retains its Partner League status or the terms on which Major League Baseball may modify or revoke such designation.

Attending baseball games involves inherent physical risks to spectators and participants.

Spectators and participants at baseball games are subject to inherent risks, including without limitation: being struck by a batted ball, thrown ball, bat, or bat fragments; slip and fall incidents on stadium grounds; and structural failures of bleachers, railings, or other stadium infrastructure. Any such incidents could result in personal injury claims against the Issuer, damage to its reputation, and material financial harm. While the Issuer intends to maintain appropriate insurance and safety protocols, there is no guarantee that such measures will be sufficient to prevent or fully indemnify the Issuer against all such claims.

Field conditions at Raimondi Park may affect game playability and the attendee experience.

The Issuer is dependent on the condition of the playing field at Raimondi Park. Field playability issues, including irrigation failures, drainage problems, or uneven playing surfaces, could lead to game cancellations, affect player safety and performance, and negatively impact the experience of players, staff, and spectators. As a temporary facility, Raimondi Park requires ongoing maintenance and investment to address such issues, and there is no guarantee the Issuer will have sufficient resources to do so in a timely manner.

Risks Related to Litigation and Legal Proceedings

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From time to time, we may be involved in legal proceedings, claims, and regulatory matters arising in the ordinary course of our business as an operator of a baseball team and related activities. These matters may include, among other things, disputes with players, coaches, and other personnel; claims arising from player contracts, employment matters, or collective bargaining agreements; disputes with sponsors, broadcasters, vendors, and venue operators; and claims related to intellectual property, ticketing, or promotional activities. We may also face personal injury, premises liability, or other claims brought by spectators or third parties in connection with games, events, or use of our facilities.

In addition, we are subject to the rules, regulations, and disciplinary processes of applicable baseball leagues and governing bodies, which may result in investigations, fines, penalties, or other sanctions. We may also be subject to governmental and regulatory inquiries, including those relating to labor and employment, health and safety, alcohol sales, and public accommodations.

The outcome of any current or future litigation or regulatory proceedings is inherently uncertain, and adverse outcomes could have a material adverse effect on our business, financial condition, results of operations, and cash flows. Even in cases where we believe we have meritorious defenses, the costs of defending such matters can be significant and may divert management's attention from operating our business.

We may not maintain sufficient insurance coverage for all potential claims, including those arising from player injuries, spectator incidents, or other liabilities associated with operating live sporting events. Claims that are uninsured or exceed our coverage limits could result in substantial losses. Moreover, litigation, regulatory actions, or league disciplinary measures could harm our reputation, adversely affect relationships with fans, sponsors, and partners, and impact our ability to attract and retain players, personnel, and commercial opportunities.

As our operations expand, including through increased attendance, media exposure, and commercial activities, we may face a heightened risk of claims and regulatory scrutiny. There can be no assurance that any such matters will be resolved in our favor or without material cost or disruption to our business.

Risks Related to the Prior Offerings

The Issuer could potentially be found to have not complied with securities law in connection with the Reservation Campaigns (also known as "Testing the Waters") preceding the Prior Offerings conducted pursuant to Regulation CF.

Prior to filing each Form C prior to the 2024 Crowdfunding Offering and 2025 Crowdfunding Offering, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. The communications sent to prospective investors prior to the Prior Offering may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Prior Offering, nor does it pass upon the accuracy or completeness of any Prior Offering document or literature.

You should not rely on the fact that our Form C-AR is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C-AR, nor any document or literature related to the Prior Offering.

None of the Securities issued pursuant to the Prior Offerings have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon any of our Prior Offering or the Securities offered thereby. Neither the Prior Offerings nor the Securities offered thereby have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of the Prior Offerings based on the information provided in this Form C-AR and the accompanying exhibits.

Risks Related to the Securities issued pursuant to Regulation CF

Investors have limited voting and management rights with respect to the Issuer's operations.

The rights and privileges of the Securities are memorialized in the Issuer's Charter. In order to purchase the Securities, Investor needed to enter into that certain FRA and that certain VA which provide limited management rights related solely to the operation of the Oakland Ballers and not the Issuer with the exception of the liquidation of the Issuer.

If less than 250 individuals hold shares of the Securities certain rights associated with the Securities will lapse.

Pursuant to the FRA and VA, rights related to the appointment of a director of the Issuer's board and protective rights related to the Oakland Ballers and the dissolution of the Issuer will lapse if less than 250 persons hold the Securities. This means, via redemption, consolidation or otherwise, the rights associated with the Securities may lapse without your consent or notice.

The Securities are not freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. Pursuant to Rule 501 securities sold may not be transferred during the one-year period beginning when the securities were issued in the Offering, unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the Securities and Exchange Commission; and (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family or the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors are not entitled to any inspection or information rights other than those required by law.

Investors do not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage
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in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors are unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

Investors may not transfer the Securities to any Athletics Person, and if they do so, the Issuer will have a right to repurchase the Securities or force their resale.

If the investor becomes or otherwise attempts to transfer the Securities to any person who is an owner of the Oakland Athletics or any successor or affiliated team, club or division of such ("**Athletics Persons**"), they must promptly (i) inform the Company and either (ii) sell the Securities (a) back to the Issuer at the original Price or (ii) to a third-party who is not otherwise an Athletics Person.

Investors may be subject to binding arbitration and fee shifting with respect to any disputes with respect to the purchase or sale of the Securities.

The instrument that allowed Investors to purchase the Securities has a provision which waives the right to a jury trial and certain provisions bind the parties to arbitration with respect to any dispute, controversy or claim arising out of, relating to or in connection with the Securities. Arbitration may be expensive and require an Investor to appear in Oakland, California. Additionally, in the event of a dispute, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled; these fees may exceed an Investors investment.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has issued or intends to issuer certain equity grants which, upon receipt or exercise, may further dilute the Investors.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no present market for the Securities, and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and have no liquidation preference, and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities will be equity holders without a liquidation preference. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C-AR and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Oakland Ballers Baseball Club, Inc. (the "**Issuer**" or the "**Company**") is a Delaware corporation, incorporated on August 15, 2024. The Company is the successor of Oakland Ballers Baseball Club, LLC, a limited liability company, formed on September 18, 2023, with the goal of keeping baseball in Oakland, California by fielding a new team, the Oakland Ballers. On August 13, 2024, the Oakland Ballers Baseball Club, LLC completed a divisive merger, splitting into Oakland Ballers Baseball Club, LLC and the Yolo High Wheelers Baseball Club, LLC (the "**High Wheelers Entity**"); assigning I.P related to the High Wheelers to the High Wheelers Entity and retaining all other assets at Oakland Ballers Baseball Club, LLC. The Company is a continuation solely of the divisional entity, Oakland Ballers Baseball Club, LLC.

Business Plan

The Issuer was founded to use the magic and wonder of baseball as a community building tool, in a city where the sport is leaving the city The Issuer operates the Oakland Ballers, a franchise of the Pioneer Baseball League, an independent baseball league, primarily located in the Rocky Mountains, which is a partner league of Major League Baseball (MLB).

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Oakland Ballers	Oakland Ballers, a franchise of the Pioneer Baseball League, an independent baseball league, primarily located in the Rocky Mountains, which is a partner league of Major League Baseball (MLB)	Oakland Metropolitan Service Area

Competition

The Issuer competes with baseball teams outside of the Oakland area, many of which are more established than the Oakland Ballers.

Customer Base

The Issuer believes the residents of Oakland are its first line customers, with the Oakland diaspora and other fans of Baseball likely fans and customers once the Oakland Ballers are operational.

Intellectual Property

Application or Registration #	Title	Description	File Date	Status	Country
98250247	OAKLAND BALLERS	Trademark, Service Mark	Nov. 01, 2023	Live-Application-Under Examination	USA
99040406	Ball-in-Fist Design	Trademark	Feb. 13, 2025	Live-Application-Published for Opposition	USA
99040420	Ball-in-Fist Design	Trademark	Feb. 13, 2025	Live-Application-Published for Opposition	USA
99040428	Ball-in-Fist Design	Service Mark	Feb. 13, 2025	Live-Application-Published for Opposition	USA
8006693	OAKLAND BALLERS	Trademark, Service Mark	Nov. 01, 2023	Registered as of October 28, 2025	USA
99746488	OAKLAND BLAZERS	Trademark, Service Mark	April 6, 2026	Live-Application-Under Examination	USA

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Paul Freedman	CFO, Treasurer, Secretary, CEO, Common Director	• Chief Executive Officer – Oakland Ballers (September 2023 – Present) • Chief Executive Officer – High Wheelers Entity (August 2024 – Present) • Executive Advisor, Former President, Guild Education (May 2020 – Present)	• University of Chicago, BA, 2000
Bryan Carmel	Chief Creative Officer, Common Director	• Chief Creative Officer – Oakland Ballers (September 2023 – Present) • Chief Creative Officer – High Wheelers Entity (August 2024 – Present) • Filmmaker/Writer/Producer – Freelance (January 2021 – December 2022)	• University Southern California, MFA, Film, 2007 • Columbia University, BA, 2000
Jamie Rosenberg	Preferred Director	• Executive Advisor, Google, Inc. (November 2022 - Present) • VP, Google, Inc. (July 2010 - November 2022)	• Stanford University, MBA, 1999 • University of North Carolina - Chapel Hill, BA, 1992
Emil (Jesse) Eisenhardt	Preferred Director	• Filmmaker – Cruise Automation (April 2022 – December 2023) • Filmmaker – Freelance (October 2013 – Present)	• University Southern California, MFA in Cinematic Arts, 2006 • Duke University, BS, 2005
Jorge Leon	Common Director	• Waste Water Inspector - East Bay Municipal Utility District (2024-2025) • Landfill Supervisor, WM (2023 – 2024) • Environmental Consultant, ACC (2022 – 2023)	• Chabot College, 2012*
Yeshayah Goldfarb	President	• VP of Baseball Resources and Development, San Francisco Giants (January 2020 - January 2025)	• University of California - San Diego, BA, 2000
Don Wakamatsu	Head of Baseball Operations	• Co-Founder, WakWay Foundation, Farmitude & Upass	• Arizona State, 1985*

		Foundation (October 2015 – Present)	
		• Bench Coach, Texas Rangers Baseball Club (November 2017 – November 2021)	
Laura Geist	General Manager	• Program Manager, Advertisement Infrastructure, Google (May 2022 – Present) • Senior Program Manager, Product Experience Analytics/Data Science (November 2017 – April 2022)	• University of Colorado Boulder, BA, 1999
Mark Kahn	General Counsel & PA Announcer	• General Counsel, Oakland Ballers (February 2024 – Present) • Partner/Head of Consumer, Tech & Media Practice – Protégé Search (January 2022 – February 2024)	• University of California, Berkeley – School of Law, JD, 2000 • Stanford University, BS, 1992

*Neither of Messrs. Leon nor Wakamatsu have completed a degree at this time.

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.


CAPITALIZATION, DEBT AND OWNERSHIP


Capitalization

The Issuer's authorized capitalization consists of 245,136,510 shares of Common Stock, 29,411,764 shares of Fan Stock, 47,432,583 shares of Series Seed Preferred Stock, and 40,117,337 shares of Series A Preferred Stock. As of the date of this Form C-AR, the Issuer's issued and outstanding capitalization consists of 90,000,000 shares of Common Stock, 18,858,358 shares of Fan Stock, 47,432,583 shares of Series Seed Preferred Stock, and 35,203,695 shares of Series A Preferred Stock, all of which are voting shares.

Please see Exhibit C which constitutes the Issuer's Charter and Bylaws, as each is amended from time to time, for further information on the nature of the Issuer's capitalization.

Outstanding Capital Stock

As of the date of this Form C-AR, the Issuer's issued and outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	90,000,000
Par Value Per Share	$.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The outstanding Common Stock represents approximately 37.32% of the fully diluted capitalization

Type	Fan Stock
Amount Outstanding	18,858,358
Par Value Per Share	$.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The outstanding Fan Stock represents approximately 7.82% of the fully diluted capitalization%

Type	Series Seed Preferred Stock
Amount Outstanding	47,432,583
Par Value Per Share	$.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	Major Investors holding 9,000,000 shares will have pro-rata rights for future offerings of the Issuer's securities.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Holders of Series Seed Preferred Stock have certain anti-dilutive rights which may provide for shares of Series Seed Preferred Stock to convert to shares of Common Stock on a great than 1-to-1 basis.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The outstanding Series Seed Preferred Stock represents approximately 19.67% of the fully diluted capitalization

Type	Series A Preferred Stock
Amount Outstanding	35,203,695
Par Value Per Share	$.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	Major Investors holding 9,000,000 shares will have pro-rata rights for future offerings of the Issuer's securities.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Holders of Series A Preferred Stock have certain anti-dilutive rights which may provide for shares of Series A Preferred Stock to convert to shares of Common Stock on a great than 1-to-1 basis.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The outstanding Series A Preferred Stock represents approximately 14.59% of the fully diluted capitalization

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Issuer has the following additional securities outstanding:

The Issuer entered into a Warrant with CEO Paul Freedman whereby Mr. Freedman may exercise such warrant and receive up to 900,000 shares of Common Stock of the Company, at par value (the "**Freedman Warrant**").

The Issuer entered into a Warrant with Director Jamie Rosenberg whereby Mr. Rosenberg may exercise such warrant and receive 997,281 shares of Common Stock of the Company, at par value (the "**Rosenberg Warrant**").

The Issuer has issued one Simple Agreement for Future Equity to an investor with a Post-Money Valuation Cap (as defined therein) of $26,235,000, as amended, in the purchase amount of $10,000, which will convert into shares of the Issuer's preferred stock upon a Qualified Financing (as defined therein), subject to the terms and conditions as set forth therein.

The Issuer has issued one Simple Agreement for Future Equity to an investor with a fixed conversion price of $0.11 per share, in the purchase amount of $50,010.80, which will convert into shares of the Issuer's preferred stock upon a Qualified Financing (as defined therein), subject to the terms and conditions as set forth therein.

The Issuer has issued one Simple Agreement for Future Equity to an investor with an MFN provision, which will convert into shares of the Issuer's preferred stock upon a Qualified Financing (as defined therein), subject to the terms and conditions as set forth therein.

The Issuer has issued options to purchase 18,914,776 shares of common stock to service providers of the Company pursuant to its 2024 Equity Incentive Plan.

Outstanding Debt

As of the date of this Form C-AR, the Issuer has the following debt outstanding:

Type	Amended and Restated Promissory Note
Creditor	Paul Freedman
Amount Outstanding	$6,400,000 principal
Interest Rate and Amortization Schedule	10% per annum
Description of Collateral	None
Other Material Terms	$6,400,000 has been advanced to date. Upon receipt of written request by the Borrower, the Lender may in his sole and absolute discretion make additional advances in an aggregate principal amount not to exceed one hundred thousand dollars ($100,000.00).
Maturity Date	July 18, 2029
Date Entered Into	November 15, 2024

Type	Promissory Note
Creditor	Jamie Rosenberg
Amount Outstanding	$437,500 principal
Interest Rate and Amortization Schedule	Short-term applicable federal rate determined in accordance with Section 1274(d) of the Internal Revenue Code, as amended, as may be applicable at any time
Description of Collateral	None
Other Material Terms	None
Maturity Date	September 30, 2025
Date Entered Into	May 19, 2025*

* Promissory Note is technically in default, the Company intends to renegotiate terms in the near future.

Type	Promissory Note
Creditor	Jacob Mizrahi
Amount Outstanding	$437,500 principal
Interest Rate and Amortization Schedule	Short-term applicable federal rate determined in accordance with Section 1274(d) of the Internal Revenue Code, as amended, as may be applicable at any time
Description of Collateral	None
Other Material Terms	None
Maturity Date	September 30, 2025
Date Entered Into	May 19, 2025*

* Promissory Note is technically in default, the Company intends to renegotiate terms in the near future.

Type	Equipment Finance Agreement
Creditor	Financial Pacific Leasing, Inc. (a subsidiary of Columbia Bank)
Amount Outstanding	$168,212.90 principal as of March 31, 2026
Interest Rate and Amortization Schedule	7.99% per annum (APR 8.07%); 60 monthly payments of $3,409.95
Description of Collateral	Equipment financed
Other Material Terms	Early payoff: all remaining payments discounted at up to 5%; no additional prepayment fees.
Maturity Date	March 31, 2031 (60-month term from date entered)
Date Entered Into	March 31, 2026

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)

Paul Freedman	45,000,0000 shares of Common Stock, 15,100,796 shares of Series Seed-2 Preferred	25.29% on a fully diluted basis
Bryan Carmel	45,000,0000 shares of Common Stock, 267,262 shares of Series Seed-2 Preferred*	18.77% on a fully diluted basis

* Beneficially owned by Bryan and Anamay Carmel.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of March 31, 2026, the Issuer had an aggregate of approximately $245,563 in cash and cash equivalents.

Liquidity and Capital Resources

The Issuer held the initial closing of its Series A Offering on February 24, 2025, in a financing round led by Ballers Growth Partners LLC ("**BGP**"). BGP's managers are Jake Mizrahi and Jamie Rosenberg, who are investors in the Issuer. The Issuer raised an aggregate of $4,763,060.02 in its Series A Offerings. The Issuer raised an aggregate of $1,971,485.41 in its 2025 Crowdfunding Offering. The Issuer intends to raise up to $1,500,000 in its Second 2026 SAFE Offering, which has $500,000 in investments made as of the date of this Form C-AR; however a final investment amount has not been determined at this time or can be guaranteed. The Issuer will continue to need to raise capital or borrow monies to fund its operations and remain liquid.

Capital Expenditures and Other Obligations

The Issuer intends to allocate capital to the operation and development of the Oakland Ballers over the next 12 months.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Issuer decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2022 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on research regarding similarly situated companies with similar business models, stages of development and publicly available data regarding their valuations.

The Company conducted an analysis of its prior funding, growth, partnerships, development and team, as well as revenue forecast when determining the valuation of this offering. Ultimately, this analysis generally followed the earnings approach listed in the above section and the Company priced the securities making no representations as to the reasonableness of any specific valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps, the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

The Issuer entered into a concessions agreement by and between the Company and Oakland Chapter LLC dated May 20, 2024 (the "**Concession Agreement**") which engaged Oakland Chapter LLC to sell concessions, including alcoholic beverages, at Raimondi Park during Oakland Ballers games. The Issuer has indemnified the service provider for any third-party action, suit, proceeding, or claim that (a) arises out of or is in any way connected with the performance of the service provider under the Concession Agreement, except to the extent such claims result directly from the willful misconduct or gross negligence of the Provider, or (b) arises out of Issuer's gross negligence, fraud, or willful misconduct. The vendor provides a waiver of subrogation for Workers Comp in favor of the Issuer and its respective officers, employees and agents The Issuer can terminate the Concession Agreement if certain revenue targets are not met or by paying a buyout amount, the greater of $50,000 or 3% of Issuer's gross revenue from the first year of the Concession Agreement. Pursuant to the Concession Agreement, Oakland Chapter LLC, has agreed to devote certain amounts paid to it by the Issuer back to the Issuer as a sponsorship fee, all of which is contingent on revenue generation.

The Company is in the process of securing its own liquor license. As of the date of this Form C-AR, the Issuer intends to negotiate a new concessions agreement by and between the Company and Oakland Chapter LLC.

The Issuer entered into that certain license agreement by and between the Company and the City of Oakland with respect to 1689 20th Street, Oakland, CA 94607 (Raimondi Park) dated May 7, 2025 (the "**Ballpark Agreement**") pursuant to which the Issuer was granted a ten (10) year license to use and occupy Raimondi Park commencing May 7, 2025 and expiring May 6, 2035, authorized pursuant to Ordinance No. 13839 C.M.S. adopted by the Oakland City Council on May 6, 2025. The Issuer agreed to undertake additional capital improvements to the Premises including durable perimeter fencing, batting cages, a new outfield wall, and new restroom, concessions and merchandise facilities. The Issuer must pay a base rent of $1,000 per month, increasing by 3% annually and subject to re-appraisal in five years, plus additional rent equal to $0.50 per paid admission sold (increasing 3% annually), 50% of naming rights revenue (net of commissions and costs), and 20% of advertising signs revenue (net of commissions and costs). Either party may unilaterally terminate the Ballpark Agreement upon thirty (30) days' written notice; provided that the licensor may only terminate pursuant to the default provisions of the Ballpark Agreement. The Issuer is responsible for all security, maintenance, and repairs to the baseball facilities in Raimondi Park. The Issuer has also agreed to provide Oakland certain *in kind* benefits as part of the Ballpark Agreement, such as conducting youth baseball clinics, hiring former employees of the Oakland Coliseum displaced by Oakland's loss of the Oakland Athletics Professional baseball team.

The Issuer entered into that certain license agreement by and between the Issuer and the Regents of the University of California, dated May 13, 2024 (the "**High Wheelers Facilities Agreement**") whereby the Issuer secured a license to use an intercollegiate baseball stadium, lock rooms, office space, gym and related facilities, for the High Wheelers. The Issuer is in the process of negotiating an amendment or novation of the High Wheelers Facilities Agreement to assign it to the High Wheelers Entity, a failure to may result in its termination. Pursuant to the High Wheelers Facilities Agreement, the Issuer must pay a licensing fee of $612,000 in five annual installments; one hundred twenty thousand dollars ($120,000.00) per year for years 2024, 2025, and 2026 of the License, and one hundred twenty-six thousand ($126,000.00) per year for years 2027 and 2028. Additionally, the Issuer must pay a recurring locker room fee and reimburse the counterparty for certain maintenance expenses. The Issuer agreed to indemnify the counterparty as well as secure certain insurance related to the High Wheelers Facilities Agreement. The Issuer terminated the High Wheelers Facilities Agreement.

The Issuer entered into that certain consulting agreement as of October 1, 2023, by and between the Issuer and Get What You Pay For LLC (the "**Consulting Agreement**"). Pursuant to the Consulting Agreement, the consultant developed the Oakland Baller's logos, uniforms and brand identity. The consultant was paid a fixed fee for these services, holds a 10% of royalty right (net of any distribution and manufacturing costs or other similar costs incurred by the Issuer) for the sale of primary uniforms, capped at $100,000, and holds a 10% of royalty right (net of any distribution and manufacturing costs or other similar costs incurred by the Issuer) for the sale of alternative uniforms, capped at $100,000. The Issuer made an equity award to the consultant. The consultant assigned all intellectual property rights associated with their services to the Issuer.

The Issuer entered into a license agreement with 1699 West Grand Avenue Property Owner, L.P., with an effective date of June 4, 2024, to secure the right to use certain buildings and parking space for the Issuer's clubhouse and offices for an initial period of two (2) years, and the license converts to a month-to-month agreement thereafter. The license fee is $12,218 per month for the 1st year, with an additional $19,836 of monies deposited for possible or future damage.

MF-367530646

The Issuer held the initial closing of its Series A Financing on February 24, 2025, in a financing round led by Ballers Growth Partners LLC ("**BGP**"). BGP's managers are Jake Mizrahi and Jamie Rosenberg, who are investors in the Issuer. The Issuer raised an aggregate of $4,763,060.02 in its Series A Offerings.

On September 30, 2025, the Company and the High Wheelers Entity entered into that certain Asset Transfer Agreement, (the "**Asset Transfer**") pursuant to which the High Wheelers Entity transferred to the Company and the Company accepted from the High Wheelers Entity, substantially all of the High Wheelers Entity's assets and liabilities and the Company agreed to forgive all amounts owed by the High Wheelers Entity to the Company and assist in the winddown of the High Wheelers Entity. Upon completion of such Asset Transfer, the parties agreed to terminate the Intercompany Agreement.

On October 1, 2025, the Company and Innovation Baseball, Inc., a Delaware corporation ("**Innovation Baseball**"), entered into that certain Asset Purchase Agreement (the "**Asset Purchase**" and together with the Asset Transfer, the "**YHW Transaction**"), pursuant to which Innovation Baseball purchased from the Company certain assets, including the assets acquired from the High Wheelers Entity, in exchange for cash and securities. In connection with such transactions, the Board approved the Company's borrowing an aggregate of $875,000 from Jake Mizrahi and Jamie Rosenberg pursuant to the terms and conditions of a Note Purchase Agreement and promissory notes in the principal amount of $437,500 each. These transactions collectively resulted in the transfer of ownership and operation of the High Wheelers franchise from the High Wheelers Entity to Innovation Baseball.

The High Wheelers Entity has since been dissolved pursuant to a Certificate of Cancellation filed with the Secretary of State of California dated as of February 12, 2026.

Previous Offerings of Securities

Our predecessor Oakland Ballers Baseball Club, LLC made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Principal Amount of Securities Sold	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Units	$200	90,000,000	Bank Deposit Cash	September 18, 2023	Section 4(a)(2)
Convertible Note	$4,000,000	$4,000,000	Operating Cash	October 11, 2023 to July 5, 2024	Section 4(a)(2)
Series Seed Class Units	$0	Reflecting conversion of Convertible Notes	N/A	July 31, 2024	Section 3(a)(9)

We made the following issuances of securities within the last three years:

All issuances below were associated with the incorporation of Oakland Ballers Baseball Club, LLC.

MF-367530646

Security Type	Principal Amount of Securities Sold	Principal Amount of Securities Sold	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$200[+]	90,000,000	N/A	August 15, 2024	Section 3(a)(9)
Series Seed Preferred	$3,934,400[+]	47,432,583	N/A	August 15, 2024	Section 3(a)(9)
Fan Stock	$1,234,436	7,261,385	General Operations	September 13, 2024	Section 4(a)(6)
Series A Preferred Stock	$2,800,000	20,694,752	General Operations	February 24, 2025	Section 4(a)(2), Rule 506(b)
SAFE	$10,000	$10,000	General Operations	April 22, 2025*	Section 4(a)(2)
SAFE	$50,010	$50,010	N/A	April 29, 2025	Section 3(a)(9)
Series A Preferred Stock	$1,000,000	7,390,983	General Operations	May 1, 2025	Section 4(a)(2), Rule 506(b)
Series A Preferred Stock	$200,000	1,478,196	General Operations	May 19, 2025	Section 4(a)(2), Rule 506(b)
Fan Stock	$1,971,486	11,596,973	General Operations	May 29, 2025	Section 4(a)(6)
Series A Preferred Stock	$763,060.15	5,639,764	General Operations	December 2025	Section 4(a)(2), Rule 506(b)
SAFE	$500,000	$500,000	General Operations	March 12, 2026	Section 4(a)(2)

[+] Amount contributed to predecessor Oakland Ballers Baseball Club, LLC

* As amended and restated.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

Paul Freedman, founder, President, CEO, Secretary, Treasurer and director of the Company has lent $6,000,000 to the Company via a promissory note, with 10% accrued annual interest. See *Outstanding Debt* above.

The Rosenberg Family Trust, an entity affiliated with Jamie Rosenberg, a director of the Company, previously lent $1,000,000 to the Company via a promissory note, which has been repaid in full.

Forest Hills Partners, an entity affiliated with Jacob Mizrahi, a person affiliated with BGP, previously lent $1,000,000 to the Company via a promissory note, which has been repaid in full.

Paul Freedman has invested $1,000,000 via one or more convertible notes which were converted to Series Seed Units which were then exchanged for Series Seed Preferred Shares on the same terms as all similar convertible note holders.

Family members of Paul Freedman have invested $784,200 via one or more convertible notes which were converted to Series Seed Units which were then exchanged for Series Seed Preferred Shares on the same terms as all similar convertible note holders .

Bryan Carmel and Anamay Carmel have invested $17,800 via one or more convertible notes which were converted to Series Seed Units which were then exchanged for Series Seed Preferred Shares on the same terms as all similar convertible note holders .

The Rosenberg Family Trust, an entity affiliated with Jamie Rosenberg, a director of the Company, invested $500,000, via one or more convertible notes which were converted to Series Seed Preferred shares on the same terms as all similar convertible note holders.

Emil (Jesse) Eisenhardt, director of the Company, invested $198,900 via one or more convertible notes which were converted to Series Seed Preferred shares on the same terms as all similar convertible note holders.

Jamie Rosenberg, a director of the Company, has lent $437,500 to the Company via a promissory note. See *Outstanding Debt* above.

Jacob Mizrahi, a person affiliated with BGP, has lent $437,500 to the Company via a promissory note. See *Outstanding Debt* above.

Reference is made to the Freedman Warrant.

Reference is made to the Rosenberg Warrant.

The Issuer has issued options to purchase 2,959,893 shares of common stock to Mark Kahn, the Issuer's General Counsel & PA Announcer.

Paul Freedman may participate in the Second 2026 SAFE Offering.

TAX MATTERS

EACH INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of a Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

MF-367530646

Ongoing Reporting

Once posted, this annual report may be found on the Issuer's fundraising website at https://invest.oaklandballers.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available to Investors and their professional advisors upon request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

OAKLAND BALLERS BASEBALL CLUB, INC.

(Issuer)

By:

/s/ Paul Freedman

(Signature)

Paul Freedman

(Name)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Paul Freedman

(Signature)

Paul Freedman

(Name)

Director

(Title)

4/29/2026

(Date)

/s/ Bryan Carmel

(Signature)

Bryan Carmel

(Name)

Director

(Title)

4/29/2026

(Date)

/s/ Emil Eisenhardt

(Signature)

Emil (Jesse) Eisenhardt

(Name)

Director

_____
(Title)

4/29/2026
_____
(Date)

   /s/ Jorge Leon
_____
(Signature)

Jorge Leon
_____
(Name)

Director
_____
(Title)

4/29/2026
_____
(Date)

   /s/ Jamie Rosenberg
_____
(Signature)

Jamie Rosenberg
_____
(Name)

Director
_____
(Title)

4/30/2026
_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Unaudited Fiscal Year 2025 Financial Statements and Unaudited Fiscal Year 2024 Financial Statements

I, Paul Freedman, certify that the financial statements of Oakland Ballers Baseball Club, Inc., included in this Form C-AR are true and complete in all material respects.

By:

/s/ Paul Freedman
_____

(Signature)

Paul Freedman
_____

(Name)

CEO
_____

(Title)

Balance Sheet
Oakland Ballers INC
As of Dec 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	
1000 Cash and Cash Equivalents	
1011 Chase Checking -8817 Oakland Ballers LLC	0.00
1020 Chase Checking -6405 Oakland Ballers Inc	341,695.49
Total for 1000 Cash and Cash Equivalents	**$341,695.49**
1072 Bill.com Money Out Clearing	0.00
Total for Bank Accounts	**$341,695.49**
Accounts Receivable	
1100 Accounts Receivable (A/R)	91,083.72
Total for Accounts Receivable	**$91,083.72**
Other Current Assets	
1110 Stripe Clearing	0.00
1111 Vivenu Clearing	2,179.68
1112 Square Clearing	3,209.18
1113 Shopify Clearing	1,085.61
1125 Due from Vendor	0.00
1130 Due from employee	0.00
1250 Prepaids	
1250-1 Prepaid Consulting	0.00
1250-2 Prepaid Insurance	11,031.52
1250-3 Prepaid Contractors	15,000.00
1250-5 Prepaid Healthcare	0.00
1250-9 Prepaid Other	20,433.56
Total for 1250 Prepaids	**$46,465.08**
1300 Inventory	
1360 Inventory - Merchandise	19,386.40
Total for 1300 Inventory	**$19,386.40**
1802 Due from Yolo High Wheelers LLC	1,776,945.41
1803 Due from Innovation Baseball	26,460.13
Total for Other Current Assets	**$1,875,731.49**
Total for Current Assets	**$2,308,510.70**
Fixed Assets	
1400 Fixed Assets	
1420 Stadium Improvements	5,485,267.54
1425 Accumulated Depreciation - Stadium Improvements	-244,932.00
Total for 1420 Stadium Improvements	**$5,240,335.54**

1430 Equipment and Machinery	521,892.74
1435 Accumulated Depreciation - Equipment and Machinery	-22,642.64
Total for 1430 Equipment and Machinery	**$499,250.10**
1440 Furniture and Fixtures	80,331.29
1445 Accumulated Depreciation - Furniture and Fixtures	-5,645.63
Total for 1440 Furniture and Fixtures	**$74,685.66**
Total for 1400 Fixed Assets	**$5,814,271.30**
Total for Fixed Assets	**$5,814,271.30**
Other Assets	
1500 Other Assets	
1520 Security Deposit	59,836.00
1530 Retainer Fees	2,500.00
Total for 1500 Other Assets	**$62,336.00**
1600 Pioneer Baseball League Investment	
1610 Pioneer Baseball League Share - Ballers	1,750,000.00
1620 Pioneer Baseball League Share - Highwheelers	2,625,000.00
Total for 1600 Pioneer Baseball League Investment	**$4,375,000.00**
1899 Investment in Ballers Documentary Production Entity	354,983.07
Total for Other Assets	**$4,792,319.07**
Total for Assets	**$12,915,101.07**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	1,633,031.39
Total for Accounts Payable	**$1,633,031.39**
Credit Cards	
3100 Credit Cards Payable	
3110 Divvy Credit Cards Payable	2,145.89
Total for 3100 Credit Cards Payable	**$2,145.89**
Total for Credit Cards	**$2,145.89**
Other Current Liabilities	
3200 Accrued Liabilities	
3120 Payroll Clearing	-3,103.80
Total for 3200 Accrued Liabilities	**-$3,103.80**
3300 Other Current Liabilities	
3311 Vivenu Deferred Revenue Tickets	352,971.29
3315 Deferred Sponsorship	38,000.00
3350 Sales Tax Payable	21,331.14
3351 Tips Payable	5,266.79
3373 Due to Paul Freedman	158,541.39
3374 Due to PopFizz	0.00
Total for 3300 Other Current Liabilities	**$576,110.61**

Total for Other Current Liabilities	**$573,006.81**
Total for Current Liabilities	**$2,208,184.09**
Long-term Liabilities	
3400 Long Term Liabilities	
3401 Notes Payable - Paul Freedman	5,930,179.00
3402 Notes Payable - Pioneer Baseball League	1,750,000.00
3403 Loan Payable - Jake Mizrahi	437,500.00
3404 Loan Payable - Jamie Rosenberg	437,500.00
3405 PBL Promissory Note Interest	127,844.00
3410 PF Venture Debt Interest	151,730.00
3420 SAFE Financing	10,000.00
3450 Convertible Notes	3,991,400.00
3455 Convertible Notes - Interest	146,708.14
Total for 3400 Long Term Liabilities	**$12,982,861.14**
Total for Long-term Liabilities	**$12,982,861.14**
Total for Liabilities	**$15,191,045.23**
Equity	
4000 Equity	31,018.92
4020 Equity - BGP	4,000,000.00
4030 Equity - Crowdfunding Investment	2,990,753.31
4040 Equity - Series A	
4040-10 Equity - Always Exploring Trust	55,675.00
4040-11 Equity - Sameer Samat	100,000.00
4040-12 Equity - Carsten Holm	100,000.00
4040-13 Equity - Mendonca Family Trust	4,528.23
4040-14 Equity - Adam Rosenberg Family Trust	112,500.00
4040-15 Equity - Michelle Rosenberg Family Trust	112,500.00
4040-16 Equity - Ben Wallerstein	4,031.26
4040-17 Equity - Michael Major	4,031.13
4040-18 Equity - Forest Hills Partners	75,000.00
4040-19 Equity - Jennifer Haas	67,796.53
4040-1 Equity - Temescal Creek Investments	13,559.90
4040-20 Equity - William Fitzgerald	4,529.71
4040-21 Equity - Nick Hammerschlag	4,527.41
4040-2 Equity - Joyce Freedman Trust	49,999.98
4040-3 Equity - Aftergood Law Firm	4,030.86
4040-4 Equity - Bryan and Anamay Melmed Carmel	8,052.93
4040-5 Equity - Christian Monberg	13,118.42
4040-6 Equity - Alexander Peter Evans Jr.	4,527.41
4040-7 Equity - Helen Davis Melmed	9,999.89
4040-8 Equity - Benjamin Levin	9,048.19
4040-9 Equity - Rohit Gupta	4,528.50
Total for 4040 Equity - Series A	**$761,985.35**

Total for 4000 Equity	**$7,783,757.58**
Retained Earnings	-7,591,169.19
Net Income	-2,468,532.55
Total for Equity	**-$2,275,944.16**
Total for Liabilities and Equity	**$12,915,101.07**

Accrual Basis Thursday, April 30, 2026 08:18 AM GMT-07:00

Profit and Loss
Oakland Ballers INC
January-December, 2025

	Total
Income	
5000 Revenue	
5001 Game Day Revenue	
5010 Ticket Sales	
5010-1 Walk-Up Game Day Ticket Sales	21,506.97
5011 Vivenu Ticket Sales	1,850,030.89
Total for 5010 Ticket Sales	**$1,871,537.86**
5020 Concession Sales	1,603,273.25
5021 Direct Concessions Revenue	9,996.00
5070 Stadium Parking Revenue	79,047.68
Total for 5001 Game Day Revenue	**$3,563,854.79**
5003 Non-Game Day Revenue	
5030 Merchandise Sales	
5030-1 Merchandise Sales - Revenue Share	463,100.86
5030-2 Ballpark Merchandise Revenue (Shopify)	547,575.32
5030-5 Direct Merchandise Revenue	4,889.29
Total for 5030 Merchandise Sales	**$1,015,565.47**
5040 Sponsorship	536,468.75
5081 Field Rental Income	22,755.00
5082 Event Revenue	11,556.00
Total for 5003 Non-Game Day Revenue	**$1,586,345.22**
Total for 5000 Revenue	**$5,150,200.01**
Uncategorized Income	0.00
Total for Income	**$5,150,200.01**
Cost of Goods Sold	
6000 Cost of Revenue	
6010 Game Operations Costs	
6010-12 Vivenu Processing Fees	91,070.25
6010-13 Broadcasting Costs	35,250.00
6010-15 Parking Costs	26,175.00
6010-16 Payment Processing Fees - Tickets (Stripe)	61,231.89
6010-18 Ballpark Game Entertainment	6,800.00
6010-5 Total People Costs - DOG	
6010-1 Salaries & Wages - DOG	80,708.80
6010-2 Wages - Seasonal DOG	218,825.69
6010-3 Payroll Taxes - DOG	39,102.62
Total for 6010-5 Total People Costs - DOG	**$338,637.11**
6010-6 Security - COGS	213,914.41

6010-8 Other Game Day Expenses	22,175.00
6010-9 Stadium Parking Shuttle Service - COGS	15,678.00
Total for 6010 Game Operations Costs	**$810,931.66**
6030 Food & Beverage Costs	
6030-1 Contractors - F&B	45,929.59
6030-10 Payment Processing Fees - F&B	54,266.06
6030-15 Total People Costs - F&B	
6030-11 Salaries & Wages - Concessions	153,441.14
6030-12 Payroll Taxes - Concessions	33,392.06
Total for 6030-15 Total People Costs - F&B	**$186,833.20**
6030-2 Supplies - F&B	14,161.28
6030-3 Concessions Costs	273,020.86
6030-4 Concessions Liquor (deleted)	156,943.57
6030-5 Concessions Non Alcoholic (deleted)	30,796.80
6030-6 Concessions Food (deleted)	17,614.25
6030-7 Concessions Equipment Rental	19,089.35
6030-8 Concessions Utilities	5,998.49
6030-99 Concessions Revenue Share	223,337.81
Total for 6030 Food & Beverage Costs	**$1,027,991.26**
6035 Merchandise COGS	
6035-1 Non-Game Day Merchandise COGS	299,721.23
6035-10 Shopify Processing Fees	13,160.61
6035-4 Merchandise COGS Revenue Share	398,136.57
6035-9 Other Merchandise COGS	12,056.80
Total for 6035 Merchandise COGS	**$723,075.21**
6080 Sponsorship Costs	
6080-2 Commissions	35,462.76
Total for 6080 Sponsorship Costs	**$35,462.76**
Total for 6000 Cost of Revenue	**$2,597,460.89**
Total for Cost of Goods Sold	**$2,597,460.89**
Gross Profit	**$2,552,739.12**
Expenses	
6045- 3 Baseball Clubhouse Manager - COGS (deleted)	13,750.00
6050-10 Ballpark General Maintenance & Repair - COGS (deleted)	94,991.56
6050-15 Ballpark Ambulance Services (deleted)	50,850.00
6050-5 Ballpark Permits and Fees - COGS (deleted)	31,014.73
6050-6 Ballpark Supplies - COGS (deleted)	51,517.61
6060-5 Game Umpire Travel (deleted)	4,460.08
6060-6 Visitors Ballpark Travel Airfare - COGS (deleted)	41,866.34
6060-7 Visitors Ballpark Travel Hotels & Lodging - COGS	176,363.13
7200 Team Expenses	
7200-10 Athletic Training Staff	29,397.72
7200-12 Team Housing Costs	104,047.97

7200-14 Team Meals	40,169.29
7200-15 Team Medical Expenses	7,500.00
7200-16 Umpires Expenses	32,548.14
7200-17 Uniforms	16,567.54
7200-19 Team Supplies	57,822.12
7200-20 Other Team Costs	28,299.53
7200-21 Travel - Airfare	89,441.75
7200-22 Travel - Bus	110,316.07
7200-23 Travel - Hotel	18,076.09
7200-9 Total People Costs - Team	
7200-4 Total Player Costs	
7200-1 Salaries & Wages - Players	328,609.77
7200-2 Payroll Taxes - Players	33,394.56
7200-3 Worker's Compensation Expense	158,645.54
Total for 7200-4 Total Player Costs	**$520,649.87**
7200-5 Salaries & Wages - Coaching Staff	169,706.77
7200-6 Payroll Taxes - Coaching Staff	9,036.45
Total for 7200-9 Total People Costs - Team	**$699,393.09**
Total for 7200 Team Expenses	**$1,233,579.31**
7400 Stadium Operations	
7400-10 Rent - Ballpark	72,105.73
7400-11 Rent - Locker room	200,128.54
7400-13 Stadium Security	244,233.97
7400-14 Ballpark Repairs & Maintenance	1,500.00
7400-15 Stadium Utilities	90,258.80
7400-16 Groundskeeping	236,070.37
7400-21 Ballpark Improvement Professional Fees	46,714.95
7400-4 Total People Costs - Stadium Ops	
7400-1 Salaries & Wages - Stadium Ops	70,082.58
7400-2 Payroll Taxes - Stadium Ops	7,080.08
7400-3 Benefits - Stadium Ops	2,070.10
Total for 7400-4 Total People Costs - Stadium Ops	**$79,232.76**
7400-5 Ballpark Licenses, Permits, and Fees	56,169.16
7400-6 Ballpark Supplies & Equipment	30,484.87
7400-7 Contractors - Stadium Ops	4,906.29
7400-8 Ballpark Equipment Rental	178,498.37
Total for 7400 Stadium Operations	**$1,240,303.81**
7500 Sales & Marketing	
7500-1 Dues & Subscriptions - Sales & Marketing	14,496.27
7500-10 Sponsorships	514.18
7500-11 Website Design	6,995.00
7500-13 Brand	17,705.07
7500-16 Marketing Merchandise Giveaway	36,246.19

7500-17 Signage	53,416.11
7500-2 Digital/TV Marketing	366,296.41
7500-21 Total People Costs - Sales & Marketing	
7500-18 Salaries & Wages - Marketing	79,807.66
7500-19 Payroll Taxes - Marketing	6,840.38
Total for 7500-21 Total People Costs - Sales & Marketing	**$86,648.04**
7500-22 Contractors - Sales & Marketing	89,626.00
7500-24 Printing & Content	13,013.07
7500-9 Public Relations	83,885.00
Total for 7500 Sales & Marketing	**$768,841.34**
7700 General & Administrative	
7700-10 Meals and Entertainment	18,951.93
7700-11 Office Expenses	43,260.36
7700-12 Payroll Fees	4,415.66
7700-13 Pioneer Baseball League Dues - OPEX	16,188.00
7700-14 Software Subscriptions	7,167.47
7700-15 Taxes & Licenses	
7900-2 State & Local Tax (deleted)	45,636.33
7900-4 Parking taxes (deleted)	2,737.59
Total for 7700-15 Taxes & Licenses	**$48,373.92**
7700-16 Travel - Admin	
7800-1 Airfare (deleted)	14,853.71
7800-2 Hotels & Lodging (deleted)	16,915.17
7800-3 Travel Meals (deleted)	18,366.37
7800-4 Transportation (deleted)	6,336.78
7800-9 Other Travel Expenses (deleted)	9,848.78
Total for 7700-16 Travel - Admin	**$66,320.81**
7700-17 Office Utilities	8,523.42
7700-19 Business Insurance	
7770-3 Insurance - General Liability (deleted)	63,119.38
7770-5 Insurance - Commercial (deleted)	5,753.64
7770-8 Insurance - Other (deleted)	2,730.67
Total for 7700-19 Business Insurance	**$71,603.69**
7700-4 Total People Costs - Admin	
7700-1 Salaries & Wages - Admin.	819,437.39
7700-2 Payroll Taxes - Admin.	82,383.10
7700-3 Employee Benefits - Admin	127,049.09
Total for 7700-4 Total People Costs - Admin	**$1,028,869.58**
7700-5 Accounting & Tax Fees	167,569.86
7700-6 Computer Expenses < $2,500	7,020.98
7700-8 Contractors - G&A	309,294.89
7700-9 Legal Fees	397,103.49
7700-95 Office Dues & Subscriptions (deleted)	58,735.21

7770 Charitable Contributions	18,702.80
7780 Fundraising Fees	75,680.32
Total for 7700 General & Administrative	**$2,347,782.39**
Uncategorized Expense	5,070.44
Total for Expenses	**$6,060,390.74**
Net Operating Income	**-$3,507,651.62**
Other Income	
8100 Sale of Yolo High Wheelers	2,000,000.00
Interest earned	4,501.38
Total for Other Income	**$2,004,501.38**
Other Expenses	
2024 Ballpark Rent	105,000.00
2024 Legal Expenses	298,904.34
2024 Merchandise COGS Inventory Adjustment	253,576.22
2024 Security Expense	60,010.49
2024 Vivenu Transaction Fees	160,891.26
8220 Interest Expense	87,000.00
Total for Other Expenses	**$965,382.31**
Net Other Income	**$1,039,119.07**
Net Income	**-$2,468,532.55**

Statement of Cash Flows
Oakland Ballers INC
January-December, 2025

Full name	Total
OPERATING ACTIVITIES	
Net Income	-2,468,532.55
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable (A/R)	-22,083.72
1110 Stripe Clearing	3,183.77
1111 Vivenu Clearing	158,854.71
1112 Square Clearing	-939.78
1113 Shopify Clearing	237.12
1125 Due from Vendor	860.35
1130 Due from employee	1,098.47
1250-1 Prepaids:Prepaid Consulting	5,000.00
1250-2 Prepaids:Prepaid Insurance	-11,031.52
1250-5 Prepaids:Prepaid Healthcare	258.86
1250-9 Prepaids:Prepaid Other	-15,011.15
1360 Inventory:Inventory - Merchandise	265,790.60
1430 Fixed Assets:Equipment and Machinery	-256,618.04
1802 Due from Yolo High Wheelers LLC	4,581.88
1803 Due from Innovation Baseball	-26,460.13
3110 Credit Cards Payable:Divvy Credit Cards Payable	-2,914.45
3120 Accrued Liabilities:Payroll Clearing	-12,900.47
3311 Other Current Liabilities:Vivenu Deferred Revenue Tickets	31,690.37
3315 Other Current Liabilities:Deferred Sponsorship	38,000.00
3350 Other Current Liabilities:Sales Tax Payable	-24,939.74
3351 Other Current Liabilities:Tips Payable	5,266.79
3373 Other Current Liabilities:Due to Paul Freedman	113,264.51
3374 Other Current Liabilities:Due to PopFizz	0.00
Accounts Payable (A/P)	-876,172.28
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$620,983.85**
Net cash provided by operating activities	**-$3,089,516.40**
INVESTING ACTIVITIES	
1420 Fixed Assets:Stadium Improvements	-985,682.04
1520 Other Assets:Security Deposit	-34,836.00
1530 Other Assets:Retainer Fees	-2,500.00
1620 Pioneer Baseball League Investment:Pioneer Baseball League Share - Highwheelers	-875,000.00
1899 Investment in Ballers Documentary Production Entity	-19,454.24
Net cash provided by investing activities	**-$1,917,472.28**
FINANCING ACTIVITIES	
3401 Long Term Liabilities:Notes Payable - Paul Freedman	430,179.00
3403 Long Term Liabilities:Loan Payable - Jake Mizrahi	437,500.00
3404 Long Term Liabilities:Loan Payable - Jamie Rosenberg	437,500.00
4000 Equity	31,018.92
4020 Equity:Equity - BGP	1,400,000.00

4030 Equity:Equity - Crowdfunding Investment	1,763,492.07
4040-1 Equity:Equity - Series A:Equity - Temescal Creek Investments	13,559.90
4040-10 Equity:Equity - Series A:Equity - Always Exploring Trust	55,675.00
4040-11 Equity:Equity - Series A:Equity - Sameer Samat	100,000.00
4040-12 Equity:Equity - Series A:Equity - Carsten Holm	100,000.00
4040-13 Equity:Equity - Series A:Equity - Mendonca Family Trust	4,528.23
4040-14 Equity:Equity - Series A:Equity - Adam Rosenberg Family Trust	112,500.00
4040-15 Equity:Equity - Series A:Equity - Michelle Rosenberg Family Trust	112,500.00
4040-16 Equity:Equity - Series A:Equity - Ben Wallerstein	4,031.26
4040-17 Equity:Equity - Series A:Equity - Michael Major	4,031.13
4040-18 Equity:Equity - Series A:Equity - Forest Hills Partners	75,000.00
4040-19 Equity:Equity - Series A:Equity - Jennifer Haas	67,796.53
4040-2 Equity:Equity - Series A:Equity - Joyce Freedman Trust	49,999.98
4040-20 Equity:Equity - Series A:Equity - William Fitzgerald	4,529.71
4040-21 Equity:Equity - Series A:Equity - Nick Hammerschlag	4,527.41
4040-3 Equity:Equity - Series A:Equity - Aftergood Law Firm	4,030.86
4040-4 Equity:Equity - Series A:Equity - Bryan and Anamay Melmed Carmel	8,052.93
4040-5 Equity:Equity - Series A:Equity - Christian Monberg	13,118.42
4040-6 Equity:Equity - Series A:Equity - Alexander Peter Evans Jr.	4,527.41
4040-7 Equity:Equity - Series A:Equity - Helen Davis Melmed	9,999.89
4040-8 Equity:Equity - Series A:Equity - Benjamin Levin	9,048.19
4040-9 Equity:Equity - Series A:Equity - Rohit Gupta	4,528.50
Net cash provided by financing activities	**$5,261,675.34**
NET CASH INCREASE FOR PERIOD	**$254,686.66**
Cash at beginning of period	**$87,008.83**
CASH AT END OF PERIOD	**$341,695.49**

Oakland Ballers Baseball Club, LLC

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Cash and Cash Equivalents	
1010 FRB Checking -8817	0.00
1011 Chase Checking -8817 Oakland Ballers LLC	31,596.65
1020 Chase Checking -6405 Oakland Ballers Inc	55,412.18
Total 1000 Cash and Cash Equivalents	**87,008.83**
1072 Bill.com Money Out Clearing	0.00
Total Bank Accounts	**$87,008.83**
Accounts Receivable	
1100 Accounts Receivable (A/R)	69,000.00
Total Accounts Receivable	**$69,000.00**
Other Current Assets	
1110 Stripe Clearing	3,183.77
1111 Vivenu Clearing	161,034.39
1112 Square Clearing	2,269.40
1113 Shopify Clearing	1,322.73
1120 Investor Receivable	0.00
1125 Due from Vendor	860.35
1130 Due from employee	1,098.47
1250 Prepaids	
1250-1 Prepaid Consulting	5,000.00
1250-2 Prepaid Insurance	0.00
1250-3 Prepaid Contractors	15,000.00
1250-4 Prepaid Rent	0.00
1250-5 Prepaid Healthcare	258.86
1250-9 Prepaid Other	5,422.41
Total 1250 Prepaids	**25,681.27**
1300 Inventory	
1360 Inventory - Merchandise	285,177.00
Total 1300 Inventory	**285,177.00**
1801 Due from Ballers C Corp	0.00
1802 Due from Yolo High Wheelers LLC	1,778,653.84
Total Other Current Assets	**$2,259,281.22**
Total Current Assets	**$2,415,290.05**

Oakland Ballers Baseball Club, LLC

Balance Sheet

As of December 31, 2024

	TOTAL
Fixed Assets	
1400 Fixed Assets	
1420 Stadium Improvements	4,906,489.44
1425 Accumulated Depreciation - Stadium Improvements	-170,114.19
Total 1420 Stadium Improvements	**4,736,375.25**
1430 Equipment and Machinery	265,274.70
1435 Accumulated Depreciation - Equipment and Machinery	-22,642.64
Total 1430 Equipment and Machinery	**242,632.06**
1440 Furniture and Fixtures	80,331.29
1445 Accumulated Depreciation - Furniture and Fixtures	-5,645.63
Total 1440 Furniture and Fixtures	**74,685.66**
Total 1400 Fixed Assets	**5,053,692.97**
Total Fixed Assets	**$5,053,692.97**
Other Assets	
1500 Other Assets	
1520 Security Deposit	25,000.00
Total 1500 Other Assets	**25,000.00**
1600 Pioneer Baseball League Investment	
1610 Pioneer Baseball League Share - Ballers	1,750,000.00
1620 Pioneer Baseball League Share - Highwheelers	1,750,000.00
Total 1600 Pioneer Baseball League Investment	**3,500,000.00**
1899 Investment in Ballers Documentary Production Entity	235,528.83
1900 Construction in Progress	0.00
Total Other Assets	**$3,760,528.83**
TOTAL ASSETS	**$11,229,511.85**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	2,911,628.70
Total Accounts Payable	**$2,911,628.70**
Credit Cards	
3100 Credit Cards Payable	
3110 Divvy Credit Cards Payable	5,060.34
Total 3100 Credit Cards Payable	**5,060.34**

	TOTAL
Total Credit Cards	**$5,060.34**
Other Current Liabilities	
3200 Accrued Liabilities	
3120 Payroll Clearing	9,796.67
3230 Accrued Professional Fees	0.00
3240 Accrued Square Fees	0.00
3241 Accrued Stripe Fees	0.00
3242 Accrued Vivenu Fees	0.00
3270 Accrued Contractor Payable	0.00
3290 Accrued Other Expenses	0.00
Total 3200 Accrued Liabilities	**9,796.67**
3300 Other Current Liabilities	
3310 Square Deferred Revenue Tickets	0.00
3311 Vivenu Deferred Revenue Tickets	321,280.92
3312 Stripe Deferred Revenue Tickets	0.00
3315 Deferred Sponsorship	0.00
3316 Deferred Player Trade Revenue	0.00
3350 Sales Tax Payable	46,270.88
3373 Due to Paul Freedman	45,276.88
Total 3300 Other Current Liabilities	**412,828.68**
Total Other Current Liabilities	**$422,625.35**
Total Current Liabilities	**$3,339,314.39**
Long-Term Liabilities	
3400 Long Term Liabilities	
3401 Notes Payable - Paul Freedman	5,500,000.00
3402 Notes Payable - Pioneer Baseball League	1,750,000.00
3405 PBL Promissory Note Interest	127,844.00
3410 PF Venture Debt Interest	151,730.00
3420 SAFE Financing	10,000.00
3450 Convertible Notes	3,991,400.00
3455 Convertible Notes - Interest	146,708.14
Total 3400 Long Term Liabilities	**11,677,682.14**
Total Long-Term Liabilities	**$11,677,682.14**
Total Liabilities	**$15,016,996.53**
Equity	
4000 Equity	
4020 Equity - BGP	2,600,000.00
4030 Equity - Crowdfunding Investment	1,227,261.24
Total 4000 Equity	**3,827,261.24**
4400 Retained Earnings	-844,568.28
Opening balance equity	0.00

Oakland Ballers Baseball Club, LLC

Balance Sheet

As of December 31, 2024

	TOTAL
Net Income	-6,770,177.64
Total Equity	**$ -3,787,484.68**
TOTAL LIABILITIES AND EQUITY	**$11,229,511.85**

Oakland Ballers Baseball Club, LLC

Profit and Loss

January - December 2024

	TOTAL
Income	
5000 Revenue	
5010 Ticket Sales	
5010-1 Individual Ticket Sales	259,541.94
5010-4 Subscription Ticket Sales	19,657.41
5011 Vivenu Ticket Sales	1,159,851.74
Total 5010 Ticket Sales	**1,439,051.09**
5020 Concession Sales	101,894.03
5030 Merchandise Sales	
5030-1 Merchandise Sales - Revenue Share	76,954.70
5030-2 Shopify Merchandise Revenue	438,522.60
5030-3 Square Merchandise Revenue	22,693.25
Total 5030 Merchandise Sales	**538,170.55**
5040 Sponsorship	
5040-2 Corporate Sponsorship	1,020,009.34
5040-3 Corporate Merchandise Sponsorship	53,330.70
Total 5040 Sponsorship	**1,073,340.04**
5050 Event Revenue	11,978.11
5060 Player Trade Revenue	30,000.00
5070 Stadium Parking Revenue	9,703.79
5100 Revenue Dilution	
5100-1 Ticket discounts	-707.55
5100-2 Merchandise Discounts	-17,630.25
5100-3 Merchandise Refunds	-27.00
5100-4 Subscription Ticket Refunds	-106.48
Total 5100 Revenue Dilution	**-18,471.28**
Total 5000 Revenue	**3,185,666.33**
Total Income	**$3,185,666.33**
Cost of Goods Sold	
6000 Cost of Revenue	
6010 Royalties and Commissions	
6010-1 Royalties	8,436.85
6010-3 Other Fees	20.95
Total 6010 Royalties and Commissions	**8,457.80**
6020 Payment Processing Fees	
6020-1 Vivenu Processing Fees	107,090.20
6020-2 Stripe Processing Fees	6,912.09
6020-4 Square Processing Fees	2,674.42
6020-5 Shopify Processing Fees	10,939.12
Total 6020 Payment Processing Fees	**127,615.83**

	TOTAL
6030 Concessions Food COGS	
6030-4 Concessions Liquor	661.20
Total 6030 Concessions Food COGS	**661.20**
6035 Merchandise COGS	
6035-1 Shopify Merchandise COGS	92,475.00
6035-2 Square Merchandise COGS	5,150.42
6035-9 Other Merchandise COGS	19,617.38
Total 6035 Merchandise COGS	**117,242.80**
6040 Ballpark Payroll	
6040-1 Ballpark Wages / Salaries	764,566.81
6040-2 Ballpark Payroll Bonus	0.00
6040-5 Ballpark Payroll Taxes	83,198.00
6049 Ballpark Payroll Reimbursements (to be coded)	39,931.68
Total 6040 Ballpark Payroll	**887,696.49**
6045 Ballpark Contractors - COGS	0.00
6045- 3 Baseball Clubhouse Manager - COGS	20,500.00
6045- 5 Other Contractor - COGS	91,013.67
6045-1 Baseball Training Contractor - COGS	40,670.28
6045-2 Baseball Team Coaching - COGS	89,439.07
Total 6045 Ballpark Contractors - COGS	**241,623.02**
6050 Ballpark and Team Expenses - COGS	
6050-1 Security - COGS	458,337.50
6050-10 Ballpark General Maintenance & Repair - COGS	154,071.66
6050-11 Player Uniforms - COGS	49,585.32
6050-12 Game Umpires Expense - COGS	24,812.12
6050-2 Ballpark Janitorial Services - COGS	129,944.48
6050-3 Ballpark Bleacher Rental COGS	845,728.41
6050-5 Ballpark Permits and Fees - COGS	25,055.76
6050-6 Ballpark Supplies - COGS	18,291.49
6050-7 Ballpark Equipment - COGS	146,123.59
6050-9 Ballpark Utilities - COGS	2,620.05
Total 6050 Ballpark and Team Expenses - COGS	**1,854,570.38**
6060 Ballpark and Team Travel & Entertainment - COGS	
6060-1 Ballpark Travel Airfare - COGS	188,949.34
6060-2 Ballpark Travel Hotels & Lodging - COGS	313,621.46
6060-3 Ballpark Travel Meals - COGS	51,183.71
6060-4 Ballpark Travel Transportation - COGS	170,034.67
6060-5 Game Umpire Travel	5,003.03
6060-9 Ballpark Travel Other - COGS	88,431.92
Total 6060 Ballpark and Team Travel & Entertainment - COGS	**817,224.13**

Oakland Ballers Baseball Club, LLC

Profit and Loss

January - December 2024

	TOTAL
6070 Stadium Parking - COGS	
6070-1 Stadium Parking Labor - COGS	55,052.05
6070-2 Stadium Parking Liability Insurance - COGS	1,416.00
6070-3 Stadium Parking Management Fees - COGS	13,040.00
6070-4 Stadium Parking Shuttle Service - COGS	20,257.56
6070-5 Stadium Parking Other Expenses - COGS	5,208.89
6070-6 Stadium Parking Misc Supplies	6,377.24
6070-7 Stadium Parking On site Supervisor	11,605.76
Total 6070 Stadium Parking - COGS	**112,957.50**
6080 Ballpark Gameday Broadcasting	
6080-1 Ballpark Media Broadcasting	251,871.09
Total 6080 Ballpark Gameday Broadcasting	**251,871.09**
6085 Website Hosting	13,116.66
Total 6000 Cost of Revenue	**4,433,036.90**
Total Cost of Goods Sold	**$4,433,036.90**
GROSS PROFIT	**$ -1,247,370.57**
Expenses	
7100 Operations Payroll	
7100-1 Gross Wages	1,256,270.14
7100-10 Payroll Fees	10,788.00
7100-12 Payroll Reimbursements (to be coded)	147,436.14
7100-13 Worker's Compensation Expense	195,112.67
7100-14 Payroll Service Fees	17,518.00
7100-2 Bonus	12,500.00
7100-3 Commissions	0.00
7100-4 Severance	12,068.12
7100-7 Payroll Taxes	90,504.64
7100-8 Healthcare - ER	88,758.38
Total 7100 Operations Payroll	**1,830,956.09**
7200 Contractors	
7200-1 Engineering Contractors	143,825.72
7200-2 Marketing Contractors	177,063.47
7200-3 PR Contractor	64,775.00
7200-4 Raimondi Park Compliance Assessment	68,509.10
7200-9 Other Contractors	189,085.59
7290 Contractor Out of Pocket Expenses	7,739.53
Total 7200 Contractors	**650,998.41**
7300 Professional Fees	
7300-1 Accounting & Tax Fees	210,783.38
7300-2 Legal Fees	29,971.67
Total 7300 Professional Fees	**240,755.05**

Oakland Ballers Baseball Club, LLC

Profit and Loss

January - December 2024

	TOTAL
7400 Ballpark and Team Expenses - OPEX	
7400-1 Security - OPEX	126,231.25
7400-10 Ballpark General Maintenance & Repair - OPEX	62,651.40
7400-11 Ballpark Equipment Rental - OPEX	25,583.81
7400-12 Team Rent Expense - OPEX	150,202.58
7400-13 Team Housing Expense - OPEX	10,727.81
7400-14 Pioneer Baseball League Dues - OPEX	28,611.34
7400-15 Game Umpires Expense - OPEX	3,548.45
7400-16 Ballpark Decorations - OPEX	36,000.00
7400-17 Ballpark Facilities Rental - OPEX	80,394.57
7400-19 Player Acquisition Costs	5,000.00
7400-5 Ballpark Permits and Fees - OPEX	28,245.37
7400-6 Ballpark Supplies - OPEX	187,519.76
7400-7 Ballpark Equipment - OPEX	19,327.23
7400-9 Ballpark Utilities - OPEX	28,469.26
Total 7400 Ballpark and Team Expenses - OPEX	**792,512.83**
7450 Film Production Expenses - OPEX	
7455 Film Production - OPEX	516.40
7458 Production T&E - OPEX	
7458-4 Production Meals & Entertainment	194.70
Total 7458 Production T&E - OPEX	**194.70**
7459 Other Production Costs - OPEX	0.00
7459-3 Permits and Fees	100.00
Total 7459 Other Production Costs - OPEX	**100.00**
Total 7450 Film Production Expenses - OPEX	**811.10**
7500 Selling and Marketing Expenses	
7500-1 Dues & Subscriptions - Sales & Marketing	73,859.85
7500-13 Other Marketing	32,273.19
7500-16 Marketing Merchandise Giveaway	9,005.82
7500-17 Signage	9,250.00
7500-2 Digital Marketing	95,632.58
7500-3 On Site Events	90.00
7500-4 Off Site Events	110.00
7500-5 Sponsorship in-kind Advertising	595,072.61
7500-6 Merchandising	4,439.48
7500-7 Press Initiatives	2,000.00
7500-8 Content	500.00
Total 7500 Selling and Marketing Expenses	**822,233.53**
7700 Office expenses	
7700-1 - Bank Charges	355.70
7700-10 Supplies	15,714.94
7700-11 Office Utilities	8,176.56

Oakland Ballers Baseball Club, LLC

Profit and Loss

January - December 2024

	TOTAL
7700-3 Team Meals and Entertainment	13,453.21
7700-4 Telecommunication	7,425.56
7700-5 Office Dues & Subscriptions	43,714.44
7700-7 Furniture & Fixtures < $2,500	3,915.96
7700-8 Computer Expenses < $2,500	12,696.67
7700-9 Postage & Shipping	1,008.42
7710 Rent Expense	
7710-1 - Rent Expense - non ASC 842	17,090.00
Total 7710 Rent Expense	**17,090.00**
7711 Charitable Contributions	14,554.60
7770 Insurance	
7770-3 Insurance - General Liability	145,165.62
7770-5 Insurance - Commercial	58,836.56
7770-7 Insurance - Liquor Liability	2,039.17
7770-8 Insurance - Other	49,923.58
Total 7770 Insurance	**255,964.93**
7790 Other Miscellaneous Expense	4,852.32
Total 7700 Office expenses	**398,923.31**
7800 Travel & Entertainment	
7800-1 Airfare	38,840.40
7800-2 Hotels & Lodging	50,644.78
7800-3 Travel Meals	8,262.75
7800-4 Transportation	9,410.57
7800-9 Other Travel Expenses	854.02
Total 7800 Travel & Entertainment	**108,012.52**
7810 Fundraising Fees	80,288.12
7900 Taxes & Licenses	
7900-1 Business Licenses	360.70
7900-2 State & Local Tax	6,648.20
7900-4 Parking taxes	4,891.52
Total 7900 Taxes & Licenses	**11,900.42**
Total Expenses	**$4,937,391.38**
NET OPERATING INCOME	$ -6,184,761.95
Other Expenses	
8200 Other Expenses	
8210 Depreciation	
8210-2 Stadium Improvements Depreciation	170,114.19
8210-3 Equipment and Machinery Depreciation	22,642.64
8210-4 Furniture and Fixtures Depreciation	5,645.63
Total 8210 Depreciation	**198,402.46**
Total 8200 Other Expenses	**198,402.46**

Oakland Ballers Baseball Club, LLC

Profit and Loss

January - December 2024

	TOTAL
8220 Interest Expense	387,013.23
Total Other Expenses	**$585,415.69**
NET OTHER INCOME	**$ -585,415.69**
NET INCOME	**$ -6,770,177.64**

Oakland Ballers Baseball Club, LLC

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-6,770,177.64
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable (A/R)	-69,000.00
1110 Stripe Clearing	-3,183.77
1111 Vivenu Clearing	-161,034.39
1112 Square Clearing	-2,269.40
1113 Shopify Clearing	-1,322.73
1125 Due from Vendor	0.00
1130 Due from employee	-1,098.26
1250-1 Prepaids:Prepaid Consulting	-5,000.00
1250-2 Prepaids:Prepaid Insurance	0.00
1250-3 Prepaids:Prepaid Contractors	-15,000.00
1250-4 Prepaids:Prepaid Rent	0.00
1250-5 Prepaids:Prepaid Healthcare	-258.86
1250-9 Prepaids:Prepaid Other	2,077.59
1360 Inventory:Inventory - Merchandise	-283,985.94
1801 Due from Ballers C Corp	0.00
1802 Due from Yolo High Wheelers LLC	-1,778,653.84
1425 Fixed Assets:Stadium Improvements:Accumulated Depreciation - Stadium Improvements	170,114.19
1430 Fixed Assets:Equipment and Machinery	-265,274.70
1435 Fixed Assets:Equipment and Machinery:Accumulated Depreciation - Equipment and Machinery	22,642.64
1445 Fixed Assets:Furniture and Fixtures:Accumulated Depreciation - Furniture and Fixtures	5,645.63
Accounts Payable (A/P)	2,725,395.22
3110 Credit Cards Payable:Divvy Credit Cards Payable	5,060.34
3120 Accrued Liabilities:Payroll Clearing	9,796.67
3230 Accrued Liabilities:Accrued Professional Fees	-42,500.61
3240 Accrued Liabilities:Accrued Square Fees	0.00
3241 Accrued Liabilities:Accrued Stripe Fees	0.00
3242 Accrued Liabilities:Accrued Vivenu Fees	0.00
3270 Accrued Liabilities:Accrued Contractor Payable	-85,662.56
3290 Accrued Liabilities:Accrued Other Expenses	0.00
3310 Other Current Liabilities:Square Deferred Revenue Tickets	0.00
3311 Other Current Liabilities:Vivenu Deferred Revenue Tickets	321,280.92
3312 Other Current Liabilities:Stripe Deferred Revenue Tickets	0.00
3315 Other Current Liabilities:Deferred Sponsorship	0.00
3316 Other Current Liabilities:Deferred Player Trade Revenue	0.00
3350 Other Current Liabilities:Sales Tax Payable	46,270.88
3373 Other Current Liabilities:Due to Paul Freedman	45,276.88
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**639,315.90**
Net cash provided by operating activities	**$ -6,130,861.74**
INVESTING ACTIVITIES	
1420 Fixed Assets:Stadium Improvements	-4,906,489.44
1440 Fixed Assets:Furniture and Fixtures	-80,331.29

Oakland Ballers Baseball Club, LLC

Statement of Cash Flows

January - December 2024

	TOTAL
1520 Other Assets:Security Deposit	-25,000.00
1899 Investment in Ballers Documentary Production Entity	-164,274.14
1900 Construction in Progress	0.00
Net cash provided by investing activities	**$ -5,176,094.87**
FINANCING ACTIVITIES	
3401 Long Term Liabilities:Notes Payable - Paul Freedman	3,165,600.00
3402 Long Term Liabilities:Notes Payable - Pioneer Baseball League	1,750,000.00
3405 Long Term Liabilities:PBL Promissory Note Interest	110,831.00
3410 Long Term Liabilities:PF Venture Debt Interest	146,049.00
3420 Long Term Liabilities:SAFE Financing	10,000.00
3450 Long Term Liabilities:Convertible Notes	2,000,300.00
3455 Long Term Liabilities:Convertible Notes - Interest	130,133.23
4020 Equity:Equity - BGP	2,600,000.00
4030 Equity:Equity - Crowdfunding Investment	1,227,261.24
Opening balance equity	0.00
Net cash provided by financing activities	**$11,140,174.47**
NET CASH INCREASE FOR PERIOD	**$ -166,782.14**
Cash at beginning of period	253,790.97
CASH AT END OF PERIOD	**$87,008.83**

EXHIBIT B

Form of Stock Purchase Agreement
Form of 2025 Fan Rights Agreement
Form of 2025 Fan Voting Agreement


Oakland Ballers Baseball Club, Inc.

SUBSCRIPTION AGREEMENT


THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, PURCHASERS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEBBASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "**INTERMEDIARY**"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

PURCHASERS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT HEREIN. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE PURCHASERS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE PURCHASER SHOULD CONSULT THE PURCHASER'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE PURCHASER'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT

MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. PURCHASERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE PURCHASERS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE PURCHASER LESS THAN THE AMOUNT OF SECURITIES SUCH PURCHASER DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

Oakland Ballers Baseball Club, Inc.

SUBSCRIPTION AGREEMENT

OAKLAND BALLERS BASEBALL CLUB, INC.

FAN STOCK PURCHASE AGREEMENT

This Fan Stock Purchase Agreement (this "**Agreement**") is made as of this _______ day of __________, 2025 by and among Oakland Ballers Baseball Club, Inc., a Delaware corporation (the "**Company**"), and the undersigned party (the "**Purchaser**," and together with the Company, the "**Parties**"). The Parties hereby agree as follows:

1. **Purchase of Fan Stock**

1.1. Sale and Issuance of Fan Stock. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing (as defined below) and the Company agrees to sell and issue to the Purchaser at the Closing the number of shares of Fan Stock (the "**Shares**") at a purchase price of $0.17 per Share (the "**Price**") as detailed in Exhibit A (the "**Offering**").

1.2. Closing. The purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures on the date of this Agreement, as determined by the Form C filed by the Company with the SEC (as amended (the "**Form C**")(which time and place are designated as the "**Closing**"). The Company and the Purchaser will execute counterpart signature pages to this Agreement, that certain 2025 Fan Rights Agreement by and between Company, the Purchaser and other purchasers of the Shares (the "**Fan Rights Agreement**"), attached hereto in the form of Exhibit B, that certain 2025 Fan Voting Agreement by and between Company, the Purchaser and other purchasers of the Shares (the "**Fan Voting Agreement**"), attached hereto in the form of Exhibit C, and any other documents required by the Company (this Agreement, the Fan Rights Agreement, the Fan Voting Agreement, and such other documents, the "**Transaction Documents**").

2. **Representations and Warranties of the Company**

2.1. Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all power and authority required to (a) carry on its business as presently conducted and as presently proposed to be conducted, and (b) execute, deliver and perform its obligations under the Transaction Documents.

2.2. Valid Issuance of the Shares. The Shares, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the

Transaction Documents, applicable state and federal securities laws, and liens or encumbrances by or imposed by the Purchaser.

2.3. <u>Compliance with Other Instruments</u>. To the Company's knowledge, the sale of the Shares will not place the Company in violation or default (a) of any provisions of the Company's Certificate of Incorporation, (b) of any judgment, order, writ or decree of any court or governmental authority, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order, or (d) of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.4. <u>Compliance with Regulation Crowdfunding</u>. The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation Crowdfunding, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

2.5. <u>Transfer Agent</u>. The Company has, or will shortly after the issuance of this Agreement and the Shares, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Shares.

3. **Representations and Warranties of the Purchaser**

3.1. <u>Purchase for Own Account</u>. The Purchaser is acquiring and will hold the Shares for investment for its account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act.

3.2. <u>Access to Information</u>. The Purchaser has been furnished with, and has had access to, all information that he/she/it considers necessary or appropriate for deciding whether to invest in the Shares, including the Company's Certificate of Incorporation, Bylaws, and the Fan Rights Agreement and the Purchaser has had an opportunity to ask questions and receive answers from the Company, via the Intermediary's website, regarding the terms and conditions of the issuance of the Shares.

3.3. <u>Speculative Investment</u>. The Purchaser is aware that his/her/its investment in the Company is a speculative investment that has limited liquidity and is subject to the risk of complete loss. The Purchaser is able, without impairing his/her/its financial condition, to hold the Shares for an indefinite period and to suffer a complete loss of his investment in the Shares.

3.4. <u>Authorization</u>. The Purchaser has full power and authority to enter into the Transaction Documents. The Transaction Documents to which such Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.5. <u>Reserved</u>.

3.6. <u>No Public Market</u>. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.7. <u>Exculpation Among Purchasers</u>. The Purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.8. <u>Residence</u>. If the Purchaser is an individual, then the Purchaser resides in the state, county, or other location identified in the address of the Purchaser set forth on <u>Exhibit A</u>; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on <u>Exhibit A</u>.

3.9. <u>Bad Actor</u>. None of the Purchaser, its principals or its affiliates (each a "**Purchaser Party**") meet any of the disqualifying criteria described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act (each a "**Rule 506 Disqualification**").

3.10. <u>Investment Limitations</u>. The Purchaser acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation Crowdfunding, promulgated under Section 4(a)(6)(B) of the Securities Act.

3.11.   <u>Non U.S. Persons</u>. The Purchaser is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Shares is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Purchaser hereby represents and agrees that if Purchaser's country of residence or other circumstances change such that the above representations are no longer accurate, Purchaser will immediately notify the Company. Purchaser further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Shares to a party subject to U.S. or other applicable sanctions. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Shares will not violate any applicable securities or other laws of the Purchaser's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its interest in the Shares; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Shares. The Purchaser acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Shares.

3.12.   <u>Oakland Athletics Persons</u>. Purchaser is not and has no intention to become an owner of the Oakland Athletics or any successor or affiliated team, club or division of such (a "**Athletics Person**").

3.13.   <u>Corporate Purchasers</u>. If the Purchaser is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Purchaser of this Agreement is within the power of the Purchaser and has been duly authorized by all necessary actions on the part of the Purchaser; (iii) to the knowledge of the Purchaser, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Purchaser; and (iv) the performance of this Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Purchaser; result in the acceleration of any material indenture or contract to which the Purchaser is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

3.14.   Risk Factors. The Purchaser further acknowledges that it has read, understood, and had ample opportunity to ask Issuer questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

3.15.   Total Loss. The Purchaser represents that the Purchaser understands the substantial likelihood that the Purchaser will suffer a **TOTAL LOSS** of all capital invested, and that Purchaser is prepared to bear the risk of such total loss.

3.16.   Educational Materials. The Purchaser acknowledges that Purchaser has read the educational materials on the landing page, and has been informed of Purchaser's right to cancel the investment up to 48-hours prior to the Offering Deadline (as defined and qualified by the Form C and related Offering Materials); however, once the Subscription Agreement is accepted by the Company there is no cancelation right.

3.17.   Promoters. The Purchaser acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of a Company that engages in promotional activities on behalf of the Company.

3.18.   Compensation. The Purchaser acknowledges that Purchaser has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Offering and the manner in which it is received.

4. Transfer Restrictions.

4.1. General Transfer Restrictions. The Shares may not be transferred, sold or otherwise hypothecated unless in compliance with Regulation Crowdfunding.

4.2. Legend.   The Purchaser understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing the Shares and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Purchaser and the Company or any agreement between the Purchaser and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED

OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

4.3. <u>Transfer Restrictions Imposed by the Company</u>. Purchaser may not transfer the Shares to any Athletics Person.

4.4. <u>Compulsory Repurchase or Transfer</u>. If Purchaser becomes a Pioneer League Person or Athletics Person, they must promptly (i) inform the Company and either (ii) sell the Shares (a) back to the Company at the original Price or (ii) to a third-party who is not otherwise a Pioneer League Person or Athletics Person. Nothing herein shall relieve the Purchaser from its obligations to comply with the other provisions of this <u>Section 4</u>.

4.5. <u>"Market Stand-Off" Agreement</u>. To the extent requested by the Company or an underwriter of securities of the Company, each Purchaser shall not sell or otherwise transfer or dispose of any Shares (other than to donees or partners of the Holder who agree to be similarly bound) for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act; provided however that, if during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or before the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by this <u>Section 4.5</u> will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, further, that such automatic extension will not apply to the extent that the Financial Industry Regulatory Authority has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012) before or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date. In no event will the restricted period extend beyond 215 days after the effective date of the registration statement. For purposes of this <u>Section 4.5</u>, "Company" includes any wholly-owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this Section 4.5 and may impose stop transfer instructions with respect to the Securities and such other shares of stock of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Purchaser shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

5. **Miscellaneous**

5.1. Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.2. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5.3. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Counterparts may be delivered by any electronic signature complying with the U.S. federal ESIGN Act of 2000, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.4. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.5. Notices. All notices and communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent to the email noted on the signature page to this Agreement, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

5.6. Dispute Resolution. Any unresolved controversy or claim arising out of or relating to this Agreement, except as (i) otherwise provided in this Agreement, or (ii) any such controversies or claims arising out of either party's intellectual property rights for which a provisional remedy or equitable relief is sought, shall be submitted to arbitration by one arbitrator mutually agreed upon by the parties, and if no agreement can be reached within 30 days after names of potential arbitrators have been proposed by Judicial Arbitration and Mediation Services, Inc. ("**JAMS**"), then by one arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement and who is chosen by JAMS. The arbitration shall take place in Oakland, California in accordance with the JAMS rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to the issues to be arbitrated, (b) depositions of all party witnesses, and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the California Code of Civil Procedure, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings.

5.7. <u>Attorneys' Fees</u>. If any action (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Documents, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

5.8. <u>Amendments and Waivers</u>. Except as specified in this Agreement, any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company. Any amendment or waiver effected in accordance with this <u>Section 5.8</u> shall be binding upon the Purchaser and each transferee of the Shares, and each future holder of all such securities, and the Company.

5.9. <u>Severability</u>. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

5.10. <u>Delays or Omissions</u>. No delay or omission to exercise any right, power, or remedy accruing to any party hereunder, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.11.   Entire Agreement. This Agreement (including the Exhibits hereto), the Articles of Incorporation and the other Transaction Documents constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

5.12.   Securities Law Restrictions. Regardless of whether the offering and sale of Shares under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company may, at its discretion, impose restrictions upon the sale, pledge, or other transfer of the Shares if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state, or any other law.

5.13.   Tax.   The Parties acknowledge and agree that for United States federal and state income tax purposes the Shares are, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Agreement and the Shares issuable therefrom consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

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Oakland Ballers Baseball Club, Inc.

SUBSCRIPTION AGREEMENT

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Oakland Ballers Baseball Club, Inc.

By:
Name:
Title:
Address:
Email:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:

(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

<u>(Offline Investor)</u>
(E-Mail Address)

Number of securities:

Aggregate Subscription Price: **$0.00 USD**

<u>TYPE OF OWNERSHIP:</u>

If the Subscriber is individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

If the Subscriber is not an individual:

EXHIBIT A

PURCHASER INFORMATION

Purchaser	Number of Fan Shares of Stock	Aggregate Purchase Price

EXHIBIT B

2025 FAN RIGHTS AGREEMENT

2025 FAN RIGHTS AGREEMENT

THIS 2025 FAN RIGHTS AGREEMENT (this "**Agreement**"), is made as of [_____], 2025, by and among Oakland Ballers Baseball Club, Inc., a Delaware corporation (the "**Company**"), and the Investors (as defined below).

RECITALS

WHEREAS, the Company and each of the Investors hereto are parties to that certain Fan Stock Purchase Agreement of even date herewith (the "**Purchase Agreement**"); and

WHEREAS, in order to induce the Company to enter into the Purchase Agreement and to induce the Investors to invest funds in the Company pursuant to the Purchase Agreement, the Investors and the Company hereby agree that this Agreement shall govern the rights of the Investors to cause the Company to undertake or not undertake certain activities, and to receive certain information from the Company, and shall govern certain other matters as set forth in this Agreement;

NOW, THEREFORE, the parties agree as follows:

1.   Definitions. For purposes of this Agreement:

1.1   "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment adviser of, or shares the same management company or investment adviser with, such Person.

1.2   "**Baseball Team**" means the Oakland Ballers, a member of the Pioneer League, or such successor team or league, as applicable.

1.3   "**Board of Directors**" means the board of directors of the Company.

1.4   "**Certificate of Incorporation**" means the Company's Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.5   "**Common Stock**" means shares of the Company's common stock, par value $0.00001 per share, whether such common stock is voting or non-voting.

1.6   "**Deemed Liquidation Event**" shall have the meaning ascribed to it in the Company's Amended and Restated Certificate of Incorporation, as in effect on the date of this Agreement and regardless of the date on which such event occurs.

1.7   "**Fan Director**" means any director of the Company that the holders of record of the Fan Stock are entitled to elect, exclusively and as a separate class, pursuant to the Certificate of Incorporation.

1.8   "**Holder**" means any holder of capital stock who is a party to this Agreement.

1.9   "**Immediate Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, life partner or similar statutorily-recognized domestic partner, sibling, mother-in-law,

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father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships of a natural person referred to herein.

1.10 "**Investors**" means the persons named on Schedule A hereto, each person to whom the rights of an Investor are assigned pursuant to Section 3.1, and each person who hereafter becomes a party to this Agreement pursuant to Section 3.11.

1.11 "**Person**" means any individual, corporation, partnership, trust, limited liability company, association, or other entity.

1.12 "**Requisite Fan Director Vote**" means the approval of the Board of Directors, including the Fan Directors then seated.

1.13 "**Sanctioned Party**" means any Person: (i) organized under the laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive Sanctions (which as of the date of this Agreement comprise Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk, and Luhansk regions of Ukraine ("**Restricted Countries**")); (ii) 50% or more owned or controlled by the government of a Restricted Country; or (iii) (A) designated on a sanctioned parties list administered by the United States, including, without limitation, the U.S. Department of the Treasury's Office of Foreign Assets Control's Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, Sectoral Sanctions Identification List, the Consolidated List of Persons, Groups, and Entities Subject to EU Financial Sanctions, and the UK's Consolidated Sanctions List] (collectively, "**Designated Parties**"); or (B) 50% or more owned or, where relevant under applicable Sanctions, controlled, individually or in the aggregate, by one or more Designated Party, in each case only to the extent that dealings with such Person is are prohibited pursuant to applicable Sanctions.

1.14 "**Sanctions**" means applicable laws and regulations pertaining to trade and economic sanctions administered by the United States.

1.15 "**SEC**" means the Securities and Exchange Commission.

1.16 "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

2. Information and Observer Rights.

2.1 Delivery of Financial Statements. The Company shall deliver to the Fan Director:

(a) as soon as practicable, but in any event within 180 days after the end of each fiscal year of the Company (i) a balance sheet as of the end of such year and (ii) statements of income and of cash flows for such year; and

(b) such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as the Fan Director may from time to time reasonably request; provided, however, that the Company shall not be obligated under this Section 2.1(b) to provide information (i) that the Company reasonably determines in good faith to be a trade secret or similar highly confidential information; or (ii) the disclosure of which would reasonably be expected to adversely affect the attorney-client privilege between the Company and its counsel.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

2.2   Termination of Information and Observer Rights. The covenants set forth in Sections 2.1, and 2.2 shall terminate and be of no further force or effect (i) at such time 250 persons or less hold shares of the Company's Common Stock originally issued via the Purchase Agreement or (ii) upon the closing of a Deemed Liquidation Event, whichever event occurs first.

2.3   Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor or make decisions with respect to its investment in the Company) any confidential information obtained from the Company (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 2.3 by such Investor), (b) is or has been independently developed or conceived by such Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to such Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent reasonably necessary to obtain their services in connection with monitoring its investment in the Company; or (ii) as may otherwise be required by law, regulation, rule, court order or subpoena, provided that such Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

2.4   Waiver of Statutory Information Rights.

(a)   Each Investor hereby acknowledges and agrees that, such Investor shall hereby be deemed to have unconditionally and irrevocably, to the fullest extent permitted by law, on behalf of such Investor and all beneficial owners of the shares of Common Stock owned by such Investor (a "**Beneficial Owner**"), waived, and does hereby so waive, any rights such Investor or a Beneficial Owner might otherwise have had under Section 220 of the Delaware General Corporation Law (or under similar rights under other applicable law) to inspect for any proper purpose and to make copies and extracts from the Company's stock ledger, a list of its stockholders and its other books and records or the books and records of any subsidiary. This waiver applies only in such Investor's capacity as a stockholder and does not affect any other information and inspection rights such Investor may expressly have pursuant to Sections 2.1 or 2.5(b) of this Agreement. Each Investor hereby further warrants and represents that such Investor has reviewed this waiver with its legal counsel, and that such Investor knowingly and voluntarily waives its rights as a stockholder otherwise provided by Section 220 of the Delaware General Corporation Law (or under similar rights under other applicable law).

(b)   Within 15 days after request by any Investor (but no more frequently than once per each quarter of each fiscal year of the Company), the Company shall deliver to such requesting Investor a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the period, in sufficient detail as to permit the relevant Investors to calculate its respective percentage equity ownership in the Company.

(c)   Nothing herein shall affect an Investors' information rights as provided by Regulation Crowdfunding, as promulgated under the Securities Act.

3.   Miscellaneous.

3.1   Additional Parties. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Fan Stock after the date hereof, as a condition to the issuance of such

ny-2905339

shares the Company shall require that any purchaser of such shares become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement agreeing to be bound by and subject to the terms of this Agreement as an Investor r hereunder. Each such Person shall thereafter be deemed an Investor for all purposes under this Agreement. Holders of Fan Stock who acquired such Fan Stock prior to the effective date of this Agreement may become parties via joinder. In each case, the Company shall amend Schedule A to include such purchaser as an Investor, but failure to update Schedule A shall not negate such Investor's rights and obligations pursuant to this Agreement. In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person, then the Company shall require such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement agreeing to be bound by and subject to the terms of this Agreement as a Investor.

3.2   Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognition of such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering a counterpart signature page in this Agreement, agreeing to be bound by and subject to the terms of this Agreement in the same capacity as the transferor. Upon the execution and delivery of a counterpart signature page to this Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 3.2. The Company shall amend the applicable Schedules to include such transferee as an Investor, but the Company's failure to update the Schedules to this Agreement shall not negate such Investor's rights and obligations pursuant to this Agreement.

3.3   Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Fan Stock that (i) is an Affiliate of a Holder; or (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement and (z) such assignee is not a Sanctioned Party.

3.4   Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

3.5   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

3.6   Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

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3.7   Notices.

(a)   General. All notices and other communications given or made pursuant to this Agreement shall be in writing (including electronic mail as permitted in this Agreement) and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on the Purchase Agreement, or (as to the Company) to the address set forth on the signature page hereto, or in any case to such email address or address as subsequently modified by written notice given in accordance with this Section 3.7. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to Michael Glaser, Morrison Foerster, 425 Market St, San Francisco, CA 94105.

(b)   Consent to Electronic Notice. Each party to this Agreement consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic mail pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such party's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each party to this Agreement agrees to promptly notify the Company of any change in such stockholder's electronic mail address, and that failure to do so shall not affect the foregoing.

3.8   Amendments and Waivers. Any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of a majority of the shares of Fan Stock then outstanding. Any amendment, modification, termination, or waiver effected in accordance with this Section 3.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification, termination or waiver.

3.9   Severability. In case any provision contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

3.10   Aggregation of Stock; Apportionment. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

3.11   Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Fan Stock after the date hereof, pursuant to the Purchase Agreement, any purchaser of such shares of Fan Stock may become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this

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Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

3.12   Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) together with the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between or among any of the parties are expressly canceled.

3.13   Dispute Resolution. Any unresolved controversy or claim arising out of or relating to this Agreement, except as (i) otherwise provided in this Agreement, or (ii) any such controversies or claims arising out of either party's intellectual property rights for which a provisional remedy or equitable relief is sought, shall be submitted to arbitration by one arbitrator mutually agreed upon by the parties, and if no agreement can be reached within 30 days after names of potential arbitrators have been proposed by Judicial Arbitration and Mediation Services, Inc. ("**JAMS**"), then by one arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement and who is chosen by JAMS. The arbitration shall take place in Oakland, California in accordance with the JAMS rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to the issues to be arbitrated, (b) depositions of all party witnesses, and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the California Code of Civil Procedure, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings.

Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Northern California or any court of the State of California having subject matter jurisdiction.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

3.14   Costs of Enforcement. The prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

3.15   Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this

6

Agreement, shall impair any such right, power, or remedy of such nonbreaching or non-defaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Fan Rights Agreement as of the date first written above.

COMPANY: *OAKLAND BALLERS BASEBALL CLUB, INC.*

By: _____
Name: <u>Paul Freedman</u>
Title: <u>CEO</u>
Address: 6114 La Salle Ave. #546, Oakland, CA 94611

Email: _____

INVESTORS: [*Insert Investor Name*]

By: _____
Name: _____
Title: _____

SCHEDULE A

INVESTORS

As maintained by the Company and its transfer agent DealMaker Transfer Agent LLC O/A DealMaker Shareholder Services.

EXHIBIT C

2025 FAN VOTING AGREEMENT

<center>**2025 FAN VOTING AGREEMENT**</center>

THIS 2025 FAN VOTING AGREEMENT (this "**Agreement**") is made as of [_____], 2025, by and among Oakland Ballers Baseball Club, Inc., a Delaware corporation (the "**Company**"), the Investors (as defined below) and the Key Holders (as defined below).

<center>**RECITALS**</center>

WHEREAS, concurrently with the execution of this Agreement, the Company and the Investors are entering into a Fan Stock Purchase Agreement (the "**Purchase Agreement**") providing for the sale of shares of the Fan Stock (as defined below) and in connection with that agreement the parties desire to provide the Investors with the right, among other rights, to designate the election of certain members of the board of directors of the Company (the "**Board**") in accordance with the terms of this Agreement.

NOW, THEREFORE, the parties agree as follows:

1.   <u>Voting Provisions Regarding the Board.</u>

      1.1   <u>Definitions</u>. For purposes of this Agreement:

         (a)   "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

         (b)   "**Investors**" means the persons named on <u>Schedule A</u> hereto, each person who hereafter becomes a party to this Agreement pursuant to <u>Section 7.1(a)</u> and each person to whom the rights of an Investor are assigned pursuant to <u>Section 7.2</u>.

         (c)   "**Fan Director**" means that person elected by the Fan Stockholders to the Board of Directors.

         (d)   "**Key Holders**" means the persons named on <u>Schedule B</u> hereto and each person to whom the rights of a Key Holder are assigned pursuant to <u>Section 7.2</u>.

         (e)   "**Preferred Stock**" means (i) Series Seed Preferred Stock, (ii) Series A Preferred Stock, and (iii) any future shares the Company issues as series of preferred stock.

         (f)   "**Person**" means any individual, corporation, partnership, trust, limited liability company, association, or other entity.

         (g)   A "**Qualified Key Holder**" is a Key Holder and (i) if an individual, is providing services to the Company as an employee or consultant (excluding service solely as member of the Board) and (ii) if an entity, is owned or controlled by an individual providing services to the Company as an employee or consultant (excluding service solely as member of the Board).

         (h)   "**Sanctioned Party**" means any Person: (i) organized under the laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive Sanctions (which as of the date of this Agreement comprise Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk, and Luhansk regions of Ukraine ("**Restricted Countries**")); (ii) 50% or more owned or controlled by the government of a Restricted Country; or (iii) (A) designated on a sanctioned parties list administered by the United States (collectively, "**Designated Parties**"); or (B) 50% or more owned or, where relevant under applicable Sanctions, controlled, individually or in the aggregate, by one or more Designated Party, in each case only to the extent that dealings with such Person is are prohibited pursuant to applicable Sanctions.

(i)　　"**Sanctions**" means applicable laws and regulations pertaining to trade and economic sanctions administered by the United States.

(j)　　"**Series Seed Preferred Stock**" means those shares of the Company issued as Series Seed Preferred Stock.

(k)　　"**Series A Preferred Stock**" means those shares of the Company issued as Series a Preferred Stock.

(l)　　"**Shares**" shall mean and include any securities of the Company that the holders of which are entitled to vote for members of the Board, including, without limitation, all shares of Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

(m)　　"**Stockholders**" means the Investors, the Key Holders, and each other Fan Stockholder of the Company that becomes party to this Agreement that is not an Investor or Key Holder (which other stockholders shall be set forth on <u>Schedule C</u> to this Agreement)].

(n)　　Any reference in this Agreement to "**vote**" or "**voting**" or similar language shall include, without limitation, action by written consent of the stockholders.

1.2　　<u>Board Composition</u>. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, subject to <u>Section 5</u>, the following persons shall be elected to the Board:

(a)　　As a <u>Fan Director</u>: one person designated from time to time by the majority holders of the Fan Stock, voting as a separate class, for so long as more than 50% of the originally issued Fan Stock remains outstanding, which shall initially be vacant;

(b)　　As a <u>Preferred Director</u>: one person designated from time to time by the holders of the Preferred Stock, voting as a separate class, for so long as more than 14,781,965 shares of Preferred Stock remain outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock);

(c)　　As a <u>Preferred Director</u>: one person designated from time to time by the holders of the Preferred Stock, voting as a separate class, for so long as more than 14,781,965 shares of Preferred Stock remain outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock);

(d)　　As a <u>Common Director</u>, Bryan Carmel, for so long as such director remains an employee or consultant (excluding service solely as member of the Board) of the Company, except that if such director resigns or is unable to serve, then one individual who is designated by Qualified Key Holders holding a majority of the shares of Common Stock held by Qualified Key Holders for so long as any Qualified Key Holder holds any shares of Common Stock; and

(e)   As the other Common Director, the Company's Chief Executive Officer (the "**CEO Director**"), who as of the date of this Agreement is Paul Freedman provided that if for any reason the CEO Director shall cease to serve as the Chief Executive Officer of the Company, each of the Stockholders shall promptly vote their respective Shares (i) to remove the former Chief Executive Officer from the Board if such person has not resigned from the position of CEO Director; and (ii) to elect the then-current Chief Executive Officer of the Company to serve as the new CEO Director.

For clarity, to the extent that the election of a Director pursuant to any of foregoing clauses (a) through (c) above shall not be applicable, or shall cause the Company to violate applicable Sanctions, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate.

1.3   Failure to Designate a Director Candidate; Vacancies. In the absence of any designation from the Person(s) with the right to designate a director as specified above, the individual then serving in such director position shall be reelected if willing to serve unless such individual has been removed as provided herein, and otherwise such Board seat shall remain vacant until filled as provided above. Similarly, in the absence of the requisite approval of the Board and/or the Company's stockholders, as applicable, of an individual to serve as a director as specified above, the individual then serving in such director position shall be reelected if willing to serve unless such individual has been removed as provided herein, and otherwise such Board seat shall remain vacant until filled as provided above. Any vacancies created by the resignation, removal or death of a director elected pursuant to Section 1.2 shall be filled only pursuant to the provisions of this Section 1.3.

1.4   Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a)   a director elected or serving pursuant to Section 1.2, or reelected pursuant to Section 1.3, shall be promptly removed from office upon the occurrence of any of the following: (i) written request of any Person(s) who would be entitled to designate a replacement for such director pursuant to Section 1.2 to remove such director; (ii) written request of stockholders that hold the requisite votes to approve a replacement for such director pursuant to Section 1.2 to remove such director; (iii) if such director is no longer entitled or eligible to occupy such Board seat pursuant to the applicable conditions of Section 1.2; or (iv) either the Director or the Person or Entity entitled to designate the Director is a Sanctioned Party;

(b)   no director elected or serving pursuant to Section 1.2, or reelected pursuant to Section 1.3, may be removed from office other than for cause unless (i) such removal is made in accordance with Section 1.4(a); or (ii) the applicable subsection of Section 1.2 is no longer in effect pursuant to its terms.

1.5   Stockholder Action. All Stockholders agree to execute any written consents required to perform the obligations of this Section 1, and the Company agrees to call a special meeting of stockholders for the purpose of electing, removing or replacing directors upon the written request of (i) any Person entitled to designate a director or (ii) the holders of the requisite number of shares of capital stock entitled to approve a director candidate pursuant to Section 1.2.

1.6   No Liability for Election of Designated or Approved Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating or approving a person for election as a director for any act or omission by such designated or approved person in such person's capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

2.   Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3.   Drag-Along Right.

3.1   Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**," as defined in the Restated Certificate.

3.2   Actions to be Taken. In the event that (i) the holders of a majority of the then outstanding shares of Common Stock held by Qualified Key Holders (the "**Electing Holders**") and (ii) the Board; approve a Sale of the Company (which approval of the Electing Holders must be in writing), specifying that this Section 3 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 3.3 below, each Stockholder and the Company hereby agree:

(a)   if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and approve, such Sale of the Company (together with any related amendment or restatement to the Restated Certificate required to implement such Sale of the Company) and the related definitive agreement(s) pursuant to which the Sale of the Company is to be consummated and to vote in opposition to any and all other proposals that could delay or impair the ability of the Company to consummate such Sale of the Company;

(b)   if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Section 3.3 below, on the same terms and conditions as the other stockholders of the Company;

(c)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, (i) executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, any reasonably customary release agreement in the capacity of a securityholder, termination of investment related documents, accredited investor forms, documents evidencing the removal of board designees as power of attorneys or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents and (ii) providing any information reasonably necessary for any public filings with the Securities and Exchange Commission in connection with the Sale of the Company;

(d)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e)   to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii); asserting any claim or commencing, joining or participating in any way (including, without limitation, as a member of a class in any action, suit or proceeding challenging the Sale of the Company, this Agreement, consummation of the transactions contemplated in connection with the Sale of the Company or this Agreement, without limitation, (x) challenging the validity of, or seeking to enjoin the operation of, or the definitive agreement(s) with respect to such Sale of the Company or (y) alleging a breach of any fiduciary duty of the Selling Investors or any Affiliate or associate thereof, directors of the Company or the acquirer(s)] (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the Sale of the Company or any action taken thereby with respect to such Sale of the Company;

(f)   if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"), the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g)   in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, or willful misconduct.

3.3   Conditions. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Section 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a)   any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement (including the Company's or such Stockholder's organizational documents) to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b) such Stockholder is not required to agree (unless such Stockholder is a Company officer, director, or employee) to any restrictive covenant in connection with the Proposed Sale (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale) or any release of claims other than a release in customary form of claims arising solely in such Stockholder's capacity as a stockholder of the Company;

(c) such Stockholder and its Affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective Affiliates, except that the Stockholder may be required to agree to terminate the investment-related documents between or among such Stockholder, the Company and/or other stockholders of the Company;

(d) the Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders); and

(e) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale in such person's capacity as a stockholder of the Company, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder.

3.4   Effect of Sanctioned Party Status. For clarity, if any Stockholder is a Sanctioned Party, such Stockholder will not be required to take any action described in Section 3.2, and will not be entitled to receive any benefit described in Section 3.3, if such action would cause the Company or any other party to violate applicable Sanctions. The Shares held by such Stockholders shall be disregarded for the purpose of calculating any voting threshold set forth in this Agreement.

4.   Remedies.

4.1   Covenants of the Company. In addition to its obligations pursuant to Section 1.5 above, the Company covenants and agrees to call a special meeting of stockholders for the purposes of (a) increasing the number of authorized shares of Common Stock as contemplated by Section 2, upon the written request of any holder of Preferred Stock, and (b) approving a Sale of the Company, upon the written request of the Selling Investors in accordance with Section 3.3.

4.2   Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the President of the Company and the Chairperson of the Board (each, a "**Proxyholder**"), and a designee of the Selling Investors, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes regarding the composition of the Board, votes to increase authorized shares and votes regarding any Sale of the Company, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote within five business days after request by the Company, (ii) is prohibited from voting due to Sanctions or other applicable laws, or (iii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election or removal of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of this Agreement or to take any action reasonably necessary to effect this Agreement. The power of attorney granted hereunder shall authorize each Proxyholder to execute and deliver any documentation required by this Agreement on behalf of any party failing to do so within five business days after request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 4.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3   Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction; provided that no party that is regulated as a bank holding company under the Bank Holding Company Act of 1956, as amended, shall have the right to enforce against any Stockholder any provisions of this Agreement that (a) requires a Stockholder to vote for or against any matter or (b) restricts or conditions the ability of a Stockholder to transfer its Shares. Each party to this Agreement agrees to use commercially reasonable efforts to cooperate in seeking and agreeing to an expedited schedule in any litigation seeking an injunction or order of specific performance.

4.4   Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.   "Bad Actor" and Sanctioned Party Matters.

5.1   Definitions. For purposes of this Agreement:

(a)   "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(b)   "**Disqualified Designee**" means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

(c)   "**Disqualification Event**" means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act or any event which results in a director designee becoming a Sanctioned Party.

(d)   "**Rule 506(d) Related Party**" means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

5.2   Representations.

(a)   Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties and (ii) no Disqualification Event is applicable to such Person, any Board member designated by such Person pursuant to this Agreement or, to such Person's knowledge, any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Investor makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Investor solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Investor are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security.

(b)   The Company hereby represents and warrants to the Investors that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii)-(iv) or (d)(3) is applicable.

5.3   Covenants. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in Section 1.2, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6.   Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the termination of this Agreement in accordance with Section 7.8 below.

7.   Miscellaneous.

7.1   Additional Parties.

(a)   Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Fan Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of such shares become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. Each such Person shall thereafter be deemed an Investor and Stockholder for all purposes under this Agreement. Holders of Fan Stock who acquired such Fan Stock prior to the effective date of this Agreement may become parties via joinder. In each case, the Company shall amend Schedule A to include such purchaser as an Investor and Stockholder, but failure to update Schedule A shall not negate such Investor's rights and obligations pursuant to this Agreement.

(b)   In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person, then the Company shall require such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and, if applicable, a Key Holder. Each such Person shall thereafter be deemed a Stockholder and, if applicable, a Key Holder for all purposes under this Agreement. The Company shall amend Schedule B to include such purchaser as a Key Holder, if applicable, and shall amend Schedule C to include such purchaser as a Stockholder, but failure to update Schedule B shall not negate such Stockholder's rights and obligations pursuant to this Agreement.

7.2   Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognition of such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering a counterpart signature page in this Agreement, agreeing to be bound by and subject to the terms of this Agreement in the same capacity as the transferor. Upon the execution and delivery of a counterpart signature page to this Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 7.2. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Section 7.12. The Company shall amend the applicable Schedules to include such transferee as an Investor, Key Holder, and/or Stockholder, as applicable, but the Company's failure to update the Schedules to this Agreement shall not negate such Stockholder's rights and obligations pursuant to this Agreement.

7.3   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties; provided, however, that the rights to designate members of the Board in Sections 1.2(a)-(b) are nontransferable (and shall not be binding upon or inure to the benefit of successors and assigns) other than pursuant to an amendment effected in accordance with Section 7.8 below. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4   Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7.5   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.7   Notices.

(a)   General. All notices and other communications given or made pursuant to this Agreement shall be in writing (including electronic mail as permitted in this Agreement) and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the Schedules to this Agreement, or (as to the Company) to the principal office of the Company and to the attention of the Chief Executive Officer, or, in any case, to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 7.7. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to Michael Glaser, Morrison Foerster, 425 Market St, San Francisco, CA 94105.

(b)   Consent to Electronic Notice. Each Stockholder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic mail pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Stockholder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Stockholder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

7.8   Consent Required to Amend, Modify, Terminate or Waive. This Agreement may be amended, modified or terminated (other than pursuant to Section 6) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Qualified Key Holders holding 51% of the Shares then held by the Qualified Key Holders; and (c) the holders of at least 51% of the shares of Fan Stock then held by the Investors (voting together as a single class); provided that Shares held by a Sanctioned Party shall be disregarded for the purpose of the calculating the percentages set forth in this section. Notwithstanding the foregoing:

(a)   this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b)   this Agreement may be terminated automatically at the discretion of the Board if less than 250 persons hold Fan Stock;

(c)   the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination, or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

(d)   all provisions of Section 1.2 may be amended without the consent of the holders of Fan Stock, save Section 1.2(a), to reflect the Company's certificate of incorporation and agreements with the holders of Preferred Stock, as each may be amended, restated or otherwise altered from time to time;

(e)   the Schedules to this Agreement may be amended by the Company from time to time in accordance with Sections 7.1 and 7.2 without the consent of the other parties hereto; and

(f)   any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, modification, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, modification, termination, or waiver effected in accordance with this Section 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification, termination or waiver. For purposes of this Section 7.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

7.9   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11   Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) together with the Restated Certificate and other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between or among any of the parties are expressly canceled.

7.12   Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

"The Shares REPRESENTED hereby are subject to a Voting Agreement, AS MAY BE AMENDED FROM TIME TO TIME (a copy of which may be obtained upon written request from the Company), and by accepting any interest in such Shares the person accepting such interest shall be deemed to agree to and shall become bound by all the provisions of that Voting Agreement, including certain restrictions on transfer and ownership set forth therein."

The Company, by its execution of this Agreement, agrees that it will cause the certificates, instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Section 7.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Section 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13   Stock Splits, Dividends and Recapitalizations. In the event of any issuance of Shares or the voting securities of the Company hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Section 7.12.

7.14   Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.15   Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to carry out the intent of the parties hereunder.

7.16   Dispute Resolution. Any unresolved controversy or claim arising out of or relating to this Agreement, except as (i) otherwise provided in this Agreement, or (ii) any such controversies or claims arising out of either party's intellectual property rights for which a provisional remedy or equitable relief is sought, shall be submitted to arbitration by one arbitrator mutually agreed upon by the parties, and if no agreement can be reached within 30 days after names of potential arbitrators have been proposed by Judicial Arbitration and Mediation Services, Inc. ("**JAMS**"), then by one arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement and who is chosen by JAMS. The arbitration shall take place in Oakland, California in accordance with the JAMS rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to the issues to be arbitrated, (b) depositions of all party witnesses, and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the California Code of Civil Procedure, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings.

Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Northern California or any court of the State of California having subject matter jurisdiction.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

7.17   Costs of Enforcement. The prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

7.18   Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this 2025 Fan Voting Agreement as of the date first written above.

COMPANY: OAKLAND BALLERS BASEBALL CLUB, INC.

By: _____

Name: <u>Paul Freedman</u>

Title: <u>CEO</u>

Address: 6114 La Salle Ave. #546, Oakland, CA 94611

Email: _____

KEY HOLDERS: PAUL FREEDMAN

Signature:_____

KEY HOLDERS: BRYAN CARMEL

Signature:_____

IN WITNESS WHEREOF, the parties have executed this [Amended and Restated] Voting Agreement as of the date first written above.

INVESTOR: [*INSERT INVESTOR'S NAME*]

                                             Signature:_____

_____

SCHEDULE A

INVESTORS

As maintained by the Company and its transfer agent DealMaker Transfer Agent LLC O/A DealMaker Shareholder Services.

SCHEDULE B

KEY HOLDERS

Paul Freedman
449 50th Street
Oakland, CA 94609
paul@oaklandballers.com

Bryan Carmel
6723 Colgate Ave
Los Angeles, CA 90048
bryan@oaklandballers.com

SCHEDULE C
STOCKHOLDERS WHO ARE NIETHER INVESTORS NOR KEYHOLDERS

EXHIBIT C

Charter and Bylaws



Delaware

The First State

     I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE

STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "OAKLAND

BALLERS BASEBALL CLUB, INC.", FILED IN THIS OFFICE ON THE

TWENTY-FOURTH DAY OF NOVEMBER, A.D. 2025, AT 2:48 O`CLOCK P.M.



C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

2376949 8100

SR# 20254660407

Authentication: 205414264

Date: 11-24-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
OAKLAND BALLERS BASEBALL CLUB, INC.

The undersigned does hereby certify on behalf of Oakland Ballers Baseball Club, Inc. (the "***Corporation***"), a corporation organized and existing under the General Corporation Law of the State of Delaware, as follows:

FIRST: The name of this Corporation is Oakland Ballers Baseball Club, Inc., and that this Corporation was originally incorporated pursuant to the General Corporation Law on August 15, 2024.

SECOND: The first five sentences of Article Fourth of the Corporation's Amended and Restated Certificate of Incorporation (the "***Certificate***") is hereby amended to read in its entirety as follows:

> "The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 362,098,194. The Corporation has two classes of stock, referred to as Common Stock and Preferred Stock. There are 274,548,274 shares of authorized Common Stock, $0.00001 par value per share ("**Common Stock**"). The class of Common Stock shall be subdivided into two series consisting of 245,136,510 shares designated as Common Stock and 29,411,764 shares designated as Fan Stock, $0.00001 par value per share ("**Fan Stock**"). For the avoidance of doubt, the Common Stock and the Fan Stock are separate series within the class of Common Stock, and are not separate classes of stock. There are 87,549,920 shares of authorized Preferred Stock, $0.00001 par value per share ("**Preferred Stock**"). The class of Preferred Stock shall be subdivided into three series consisting of 17,550,940 shares designated as Series Seed-1 Preferred Stock, $0.00001 par value per share (the "**Series Seed-1 Preferred Stock**"), 29,881,643 shares designated as Series Seed-2 Preferred Stock, $0.00001 par value per share (the "**Series Seed-2 Preferred Stock**" together with the Series Seed-1 Preferred Stock, the "**Series Seed Preferred Stock**"), and 40,117,337 shares designated as Series A Preferred Stock, $0.00001 par value per share (the "**Series A Preferred Stock**").

THIRD: That this Certificate of Amendment has been duly adopted and approved by the Board of Directors and the stockholders of the Corporation in accordance with the applicable provisions of Sections 141, 228 and 242 of the General Corporation Law of the State of Delaware.

The undersigned hereby further declares and certifies under penalty of perjury that the facts set forth in this Certificate of Amendment are true and correct to the knowledge of the undersigned, and that this Certificate of Amendment is the act and deed of the undersigned.

[Signature Page Follows]

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State of Delaware
Secretary of State
Division of Corporations
Delivered 02:48 PM 11/24/2025
FILED 02:48 PM 11/24/2025
SR 20254660407 - File Number 2376949

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 24th day of November, 2025.

Signed by:

By: ______________________________

8A2C10E879FD49C...

Paul Freedman

Chief Executive Officer

Delaware



The First State

I, CHARUNI P. SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "OAKLAND BALLERS BASEBALL CLUB, INC.", FILED IN THIS OFFICE ON THE FOURTH DAY OF FEBRUARY, A.D. 2025, AT 5:15 O`CLOCK P.M.



Charuni P. Sanchez, Secretary of State

2376949 8100
SR# 20250387755

Authentication: 202868833
Date: 02-05-25

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:15 PM 02/04/2025
FILED 05:15 PM 02/04/2025
SR 20250387755 - File Number 2376949

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
OAKLAND BALLERS BASEBALL CLUB, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Oakland Ballers Baseball Club, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Oakland Ballers Baseball Club, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on August 15, 2024.

2. That the Board of Directors of this corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Oakland Ballers Baseball Club, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 340,991,382. The Corporation has two classes of stock, referred to as Common Stock and Preferred Stock. There are 263,994,868 shares of authorized Common Stock, $0.00001 par value per share ("**Common Stock**"). The class of Common Stock shall be subdivided into two series consisting of 234,583,104 shares designated as Common Stock and 29,411,764 shares designated as Fan Stock, $0.00001 par value per share ("**Fan Stock**"). For the avoidance of doubt, the Common Stock and the Fan Stock are separate series within the class of Common Stock, and are not separate classes of stock. There are 76,996,514 shares of authorized Preferred Stock, $0.00001 par value per share ("**Preferred Stock**"). The class of Preferred Stock shall be subdivided into three series consisting of 17,550,940 shares designated as Series Seed-1 Preferred Stock, $0.00001 par value per share (the "**Series Seed-1 Preferred Stock**"), 29,881,643 shares designated as Series Seed-2 Preferred Stock, $0.00001 par value per share (the "**Series Seed-2 Preferred Stock**" together with the Series Seed-1 Preferred Stock, the "**Series Seed Preferred Stock**"), and 29,563,931 shares designated as Series A Preferred Stock, $0.00001 par value per share (the "**Series A Preferred Stock**").

The following is a statement of the designations and the powers, preferences and special rights, and the

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qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the powers, preferences and special rights of the holders of the Preferred Stock set forth herein.

2.   <u>Voting</u>. Except as otherwise provided herein or by applicable law, the holders of the Common Stock shall be entitled to one vote for each share of Common Stock held as of the applicable record date for each meeting of stockholders (and written actions in lieu of meetings); <u>provided</u>, <u>however</u>, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (this "**Certificate of Incorporation**") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the General Corporation Law. No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the Corporation is subject to Section 2115 of the California Corporations Code. During such time or times that the Corporation is subject to Section 2115(b) of the California Corporations Code, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting, and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   FAN STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Fan Stock. For the avoidance of doubt, Fan Stock shall be considered Common Stock in all other respects.

1.   <u>General</u>. The voting, dividend and liquidation rights of the holders of the Fan Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2.   <u>Voting</u>. The holders of the Fan Stock are entitled to one vote for each share of Fan Stock held at all meetings of stockholders (and written actions in lieu of meetings). No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the Corporation is subject to Section 2115 of the California Corporations Code. During such time or times that the Corporation is subject to Section 2115(b) of the California Corporations Code, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of

votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting, and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. The number of authorized shares of Fan Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3. _Fan Stock Protective Provisions_. At any time when there are at least 250 holders of Fan Stock, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of a majority of the holders of the Fan Stock, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a series:

1.1 liquidate, dissolve, or wind up the affairs of the Corporation;

1.2 move the location of the baseball team operated by the Corporation more than twenty (20) miles from the city of Oakland, California;

1.3 hire or fire the head of baseball operations (or equivalent) of the baseball team; or

1.4 amend, alter, or repeal any provision of the Corporation's governance documents in a manner that may adversely affect the rights of the holders of Fan Stock.

C. PREFERRED STOCK

The shares of the Preferred Stock shall have the powers, preferences and special rights set forth in this Part C of this _Article Fourth_. Unless otherwise indicated, references to "sections" or "Sections" in this Part C of this _Article Fourth_ refer to sections of Part C of this _Article Fourth_. References to "Preferred Stock" mean the Series Seed Preferred Stock and Series A Preferred Stock.

1. _Dividends_.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock, the product of (A) the dividend declared, paid or set aside on such Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock; (ii) in the case of a dividend on a class or series of capital stock that is convertible into Common Stock, the product of (A) the dividend declared, paid or set aside per share of such class or series of capital stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock, _divided_ by the number of shares of Common Stock issuable

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upon conversion of a share of such class or series of capital stock; or (iii) in the case of a dividend on any class or series that is not convertible into Common Stock, the product of (A) the amount of the dividend payable on each share of such class or series of capital stock divided by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend for the applicable series of Preferred Stock. The "**Original Issue Price**" shall mean, with respect to the Series Seed-1 Preferred Stock, $0.11111 per share, with respect to the Series Seed-2 Preferred Stock, $0.06667 per share, and with respect to the Series A Preferred Stock, $0.1353 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a *pari passu* basis based on their respective Liquidation Amounts (as defined below) and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share of each such series of Preferred Stock equal to the greater of (i) one (1) times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock were converted into Common Stock) been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to, for each series of Preferred Stock, as applicable, as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

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2.3   Deemed Liquidation Events.

2.3.1   Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of a majority of the outstanding shares of Preferred Stock, including the holders of a majority of the outstanding shares of Series A Preferred Stock, voting together as a single class on an as-converted to Common Stock basis (the "**Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a)   a merger, consolidation, statutory conversion, transfer, domestication, or continuance in which

(i)   the Corporation is a constituent party or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger, consolidation, statutory conversion, transfer, domestication, or continuance,

except any such merger, consolidation, statutory conversion, transfer, domestication, or continuance involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation, statutory conversion, transfer, domestication, or continuance continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, a majority, by voting power, of the capital stock or other equity interests of (1) the surviving or resulting corporation or entity; or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation or entity immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, the parent corporation or entity of such surviving or resulting corporation or entity; or

(b)   (i) the sale, lease, transfer, exclusive license or other disposition , in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (ii) the sale, lease, transfer, exclusive license or other disposition (whether by merger, consolidation, statutory conversion, domestication, continuance or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2   Effecting a Deemed Liquidation Event.

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3(a)(i) unless the agreement or plan with respect to such transaction, or terms of such transaction (any such agreement, plan or terms, the "**Transaction Document**"), provide that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b)   In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the

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General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, any other expenses reasonably related to such Deemed Liquidation Event or any other expenses incident to the dissolution of the Corporation as provided herein, in each case as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**") on the 150th day after such Deemed Liquidation Event (the "**DLE Redemption Date**"), to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount; provided, that if the definitive agreements governing such Deemed Liquidation Event contain contingent indemnification obligations on the part of the Corporation and prohibit the Corporation from distributing all or a portion of the Available Proceeds while such indemnification obligations remain outstanding, then the DLE Redemption Date shall automatically be extended to the date that is ten business days following the date on which such prohibition expires. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the Available Proceeds for any purpose, except to discharge expenses incurred in connection with such Deemed Liquidation Event. In connection with a distribution or redemption provided for in Section 2.3.2, the Corporation shall send written notice of the redemption (the "**Redemption Notice**") to each holder of record of Preferred Stock. Each Redemption Notice shall state:

(i)   the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the date specified in the Redemption Notice;

(ii)   the redemption date and the price per share at which the shares of Preferred Stock are being redeemed;

(iii)   for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

If the Redemption Notice shall have been duly given, and if payment is tendered or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, all rights with respect to such shares shall forthwith after the date terminate, except only the right of the holders to receive the payment without interest upon surrender of any such certificate or certificates therefor.

2.3.3   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Requisite Directors (as defined below).

2.3.4   Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Transaction Document shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.3, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3.   Voting.

3.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 below) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2   Election of Directors.

(a)   At all times when at least 14,781,965 shares of Preferred Stock remain outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock), (i) the holders of record of the shares of Preferred Stock, exclusively and voting together as a separate class on an as-converted to Common Stock basis, shall be entitled to elect two (2) directors of the Corporation (the "**Preferred Directors**"); (ii) the holders of record of the shares of Common Stock, exclusively and voting together as a separate class, shall be entitled to elect two (2) directors of the Corporation; (iii) for so long as there are at least 250 holders of Fan Stock, the holders of record of the shares of Fan Stock, exclusively and voting together as a separate series, are entitled to elect one (1) director of the Corporation; and (iv) the holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class on an as-converted to Common Stock basis, shall be entitled to elect the balance of the total number of directors of the Corporation (the "**At-Large Directors**"); provided, however, for administrative convenience, the initial Preferred Directors may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Series A Preferred Stock without a separate action by the holders of Preferred Stock.

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(b)   Any director elected as provided in Section 3.2(a)(i) or Section 3.2(a)(ii) or appointed by the proviso of Section 3.2(a) may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

(c)

(i)   If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors pursuant to Section 3.2(a) (and to the extent any of such directorships is not otherwise filled by a director appointed in accordance with the proviso in Section 3.2(a)), then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, fill such directorship in accordance with Section 3.2(a).

(ii)   A vacancy in any At-Large Director seat can be filled by either (A) the vote or written consent in lieu of a meeting of the stockholders entitled to elect the At-Large Directors, or (B) the vote or written consent in lieu of a meeting of a majority of the remaining directors(s) elected by the stockholders entitled to elect the At-Large Directors.

(d)   At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series of capital stock entitled to elect such director shall constitute a quorum for the purpose of electing such director.

(e)   The "**Requisite Directors**" shall mean the Board of Directors including a majority of the Preferred Directors then seated.

3.3   Preferred Stock Protective Provisions. At any time when at least 14,781,965 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, domestication, transfer, continuance, recapitalization, reclassification, waiver, statutory conversion, or otherwise, effect any of the following acts or transactions without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, and any such act or transaction that has not been approved by such consent or vote prior to such act or transaction being effected shall be null and void *ab initio*, and of no force or effect.

3.3.1   liquidate, dissolve or wind-up the business and affairs of the Corporation or effect any Deemed Liquidation Event or any other merger, consolidation, statutory conversion, transfer, domestication or continuance;

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3.3.2   amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the special rights, powers and preferences of the Preferred Stock (or any series thereof);

3.3.3   create or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its special rights, powers and preferences;

3.3.4   increase or decrease the authorized number of shares of Common Stock, Preferred Stock, or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to its special rights, powers and preferences;

3.3.5   without the approval of the Requisite Directors, sell, issue, sponsor, create or distribute, or cause or permit any of its subsidiaries to sell, issue, sponsor, create or distribute, any digital tokens, cryptocurrency or other blockchain-based assets (collectively, **"Tokens"**), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens;

3.3.6   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof and (iv) redemptions, dividends or repurchases approved by the Requisite Directors;

3.3.7   without the approval of the Requisite Directors (i) create or adopt, any equity (or equity-linked) compensation plan; or (ii) amend any such plan to increase the number of shares authorized for issuance thereunder;

3.3.8   unless the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would not exceed $500,000, and other than (i) adjustments to the Promissory Note, dated July 18, 2024, by and between the Company and Paul Freedman in the normal course of business or (ii) equipment leases, bank lines of credit or trade payables incurred in the ordinary course of business, create, or issue, any debt security, create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business), or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money;

3.3.9   create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

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3.3.10 increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth.

4.   Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1   Right to Convert.

4.1.1   Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such whole number of fully paid and non-assessable shares of Common Stock (calculated as provided in Section 4.2 below), as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to the Preferred Stock as of the Original Issue Date shall be equal to the applicable Original Issue Price for each series of Preferred Stock. Such initial Conversion Price for a series of Preferred Stock, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided in this Section 4.

4.1.2   Termination of Conversion Rights. In the event of a notice of redemption of any shares of Preferred Stock pursuant to Section 2.3.2(b), the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to the holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2   Number of Shares Issuable Upon Conversion. The number of shares of Common Stock issuable to a holder of Preferred Stock upon conversion of such Preferred Stock shall be the nearest whole share, after aggregating all fractional interests in shares of Common Stock that would otherwise be issuable upon conversion of all shares of that same series of Preferred Stock being converted by such holder (with any fractional interests after such aggregation representing 0.5 or greater of a whole share being entitled to a whole share). For the avoidance of doubt, no fractional interests in shares of Common Stock shall be created or issuable as a result of the conversion of the Preferred Stock pursuant to Section 4.1.1.

4.3   Mechanics of Conversion.

4.3.1   Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for

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the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. Unless a later time and date is otherwise specified by the Corporation, the close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2   Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the Conversion Price for any series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3   Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon.

4.3.4   No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5   Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4   Adjustments to Preferred Stock Conversion Price for Diluting Issues.

4.4.1   Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a)   "**Additional Shares of Common Stock**" means all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date (as defined below), other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i)   as to any series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock (including dividends payable in connection with dividends on other classes or series of stock);

(ii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii)   shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Requisite Directors;

(iv)   shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved (i) prior to the Original Issue Date or (ii) by the Requisite Directors;

(v)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(vi)   shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Requisite Directors;

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<table>
<tr><td>(vii)</td><td>shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, <u>provided</u> that such issuances are approved by the Requisite Directors;</td></tr>
<tr><td>(viii)</td><td>shares of Common Stock issued in connection with a Qualified IPO (as defined below);</td></tr>
<tr><td>(ix)</td><td>shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Requisite Directors; or</td></tr>
<tr><td>(x)</td><td>the issuance of shares of Fan Stock authorized prior to the Original Issue Date.</td></tr>
</table>

(b) **"Convertible Securities"** means any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) **"Option"** means any rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) **"Original Issue Date"** means the date on which the first share of Series A Preferred Stock is issued.

4.4.2 <u>No Adjustment of Preferred Stock Conversion Price</u>. No adjustment in the Conversion Price of any series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 <u>Deemed Issue of Additional Shares of Common Stock</u>.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

sf-6146599

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this Section 4.4.3(b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is potentially subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any

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subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made. In the event an Option or Convertible Security contains alternative conversion terms, such as a cap on the valuation of the Corporation at which such conversion will be effected, or circumstances where the Option or Convertible Security may be repaid in lieu of conversion, then the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of such Option or Convertible Security shall be deemed not calculable until such time as the applicable conversion terms are determined.

                4.4.4   Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) / (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

                (a)   "CP_2" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

                (b)   "CP_1" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

                (c)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

                (d)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

                (e)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5   Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a)   Cash and Property. Such consideration shall:

(i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b)   Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i)   The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such

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Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6　Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than 180 days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price for such series of Preferred Stock shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5　Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6　Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of each series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price of each such series of Preferred Stock then in effect by a fraction:

(1)　the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)　the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock shall be adjusted pursuant to this Section 4.6 as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be

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made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of each series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for each series of Preferred Stock held by such holder, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of each such series of Preferred Stock.

4.10   Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred

18

Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or series or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5.   Mandatory Conversion.

5.1   Trigger Events. All outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Sections 4.1.1 and 4.2, upon the earliest to occur of (the time of such conversion is referred to herein as the "**Mandatory Conversion Time**"):

(a)   (i) immediately prior to the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $35,000,000 of gross proceeds to the Corporation and in connection with such offering the shares of Common Stock are listed for trading on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Requisite Directors (a "**Qualified IPO**");

(ii)   immediately prior to the effectiveness of the registration statement in connection with the initial listing of the Common Stock (or other equity securities of the Corporation) on the Nasdaq Stock Market, New York Stock Exchange or another exchange or marketplace approved by the Requisite Directors by means of an effective registration statement filed by the Corporation with the Securities and Exchange Commission, without a related underwritten offering of such Common Stock (or other equity securities) (a "**Qualified Direct Listing**"); and

(b)   the date and time, or upon the occurrence of an event, specified by vote or written consent of the Requisite Holders.

5.2   Procedural Requirements. All holders of record of shares of Preferred Stock (or the applicable series thereof) shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock being converted that holds such shares of Preferred

Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof or issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof; and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted.

6. <u>Redeemed or Otherwise Acquired Shares</u>. Unless approved by the Board of Directors and the Requisite Holders, any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition. The Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

7. <u>Waiver</u>. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders that would otherwise be required to amend such right, powers, preferences, and other terms and (b) at any time more than one series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of such series that would otherwise be required to amend such right, power, preference, or other term.

8. <u>Notices</u>. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic transmission in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Certificate of Incorporation or the Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors; provided, however, that, so long as the holders of Preferred Stock are entitled to elect a Preferred Director, the affirmative vote of the requisite Preferred Directors shall be required for the authorization by the Board of Directors of any of the matters set forth in the Investors' Rights Agreement, dated on or about the Original Issue Date, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time, to the extent required by such provision and if the Preferred Directors are then serving.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or elimination of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to, such amendment, repeal or elimination.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal, modification or elimination of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal, modification or elimination; or (b) increase the liability of any director, officer or agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal, modification or elimination.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such

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holder, other than someone who is an officer or employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate of Incorporation, in addition to any other vote required by law or this Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine or that otherwise relates to the internal affairs of the Corporation, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

THIRTEENTH: If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any sentence of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

FOURTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero.

* * *

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3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on February 4, 2025.

Signed by:

By: ______________________________

38C67DBEE8D34E6...

Paul Freedman, President

BYLAWS

OF

OAKLAND BALLERS BASEBALL CLUB, INC.

TABLE OF CONTENTS

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TABLE OF CONTENTS

(continued)

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BYLAWS
OF
OAKLAND BALLERS BASEBALL CLUB, INC.

ARTICLE 1
CORPORATE OFFICES

1.1   Registered Office.

The address of the registered office of the corporation in the State of Delaware will be at the location originally designated upon formation of the corporation or at a location otherwise designated by the Board of Directors. The corporation's registered agent will be the agent originally designated upon formation of the corporation or an agent otherwise designated by the Board of Directors.

1.2   Other Offices.

The corporation may also have offices in such other places, either within or without the State of Delaware, as the Board of Directors or principal executive officer from time to time may designate or the business of the corporation may from time to time require.

ARTICLE 2
MEETINGS OF STOCKHOLDERS

2.1   Place of Meetings.

Meetings of stockholders will be held at any place within or outside the State of Delaware designated by the Board of Directors. In the absence of any such designation, stockholders' meetings will be held at the principal executive office of the corporation. Alternatively, the Board of Directors may, in its sole discretion, determine that the meeting will not be held at any place, but will instead be held solely by means of remote communication as and to the extent permitted under Section 211 of the General Corporation Law of the State of Delaware, as amended from time to time (the "**DGCL**").

2.2   Annual Meeting.

The annual meeting of stockholders will be held on such date and at such time as may be designated by the Board of Directors. At the meeting, stockholders will elect directors and transact any other business as may be properly brought before the meeting.

2.3   Special Meeting.

Except as required by applicable law, special meetings of stockholders may be called only by the chairperson of the Board of Directors, the president or the secretary, or pursuant to a

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resolution adopted by the Board of Directors, and may not be called by any other person or persons. The only business which may be conducted at a special meeting of stockholders will be the matter or matters set forth in the notice of such meeting.

2.4   Notice of Stockholders' Meetings.

Except as may be otherwise provided in the Certificate of Incorporation or required by law, all notices of meetings of the stockholders will be in writing and will be sent or otherwise given in accordance with Section 2.5 not fewer than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice will specify the place (if any), date and hour of the meeting, the means of remote communication (if any), by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.5   Manner of Giving Notice; Affidavit of Notice.

Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at the address of such stockholder as it appears on the records of the corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders under the DGCL, the Certificate of Incorporation, these Bylaws or otherwise may be given by a form of electronic transmission that satisfies the requirements of Section 232 of the DGCL.

An affidavit of the secretary, an assistant secretary, the transfer agent or other agent of the corporation that the notice has been given will, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.6   Validation of Meetings; Waiver of Notice; Consent.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver thereof signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, will be deemed equivalent to notice. Attendance of a person at a meeting will constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting and does object, at the beginning of the meeting or upon arrival of such person, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission, unless so required by the Certificate of Incorporation.

2.7   Quorum.

The holders of a majority in voting power of the shares of the corporation entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business, except as otherwise provided by the DGCL or by the Certificate of Incorporation, *provided, however, that* where a separate vote by a class or series or classes or series

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is required, holders of a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, will constitute a quorum with respect to that vote on that matter. If, however, such quorum is not present or represented at any meeting of the stockholders, then the stockholders entitled to vote thereat, present in person or represented by proxy, will have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. Once a share is represented for any purpose at a meeting other than solely to object to holding the meeting or transacting business, it will be deemed present for the remainder of the meeting and any adjournment (unless a new record date is or must be set for the adjourned meeting), notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

2.8 **Adjourned Meeting; Notice.**

The chairperson of the meeting or the holders of a majority of the voting power of the shares present at such meeting, in person or by proxy, may in their discretion adjourn the meeting from time to time, whether or not there is such a quorum. When a meeting is adjourned, notice need not be given of the adjourned meeting if the time and place (if any) thereof, and the means of remote communications (if any), by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken, *provided that*, if the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting.

2.9 **Voting.**

The stockholders entitled to vote at any meeting of stockholders will be determined in accordance with the provisions of Section 2.10, subject to the provisions of Sections 217 and 218 of the DGCL (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

Except as may be otherwise provided in the Certificate of Incorporation or by the DGCL, (a) each stockholder present in person or by proxy at the meeting will be entitled to one vote for each share of capital stock held by such stockholder, (b) directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors, and (c) every matter other than the election of directors will be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock entitled to vote on the matter that are present in person or represented by proxy at the meeting.

2.10 **Stockholder Action by Written Consent Without a Meeting.**

Unless otherwise provided in the Certificate of Incorporation, any action required by the DGCL to be taken at any annual or special meeting of stockholders of a corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a

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meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

No written consent will be effective to take the corporate action referred to in such consent unless written consents signed by the requisite number of stockholders required to take the action are delivered to the corporation within 60 days of the earliest dated consent delivered to the corporation in the manner required by this Section 2.10. An electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, will be deemed to be written, signed and dated for purposes of this Section to the extent permitted by Section 228(d)(1) of the DGCL. Delivery to the corporation must be by delivery to its registered office in the State of Delaware, principal place of business or secretary or assistant secretary, if any, and, except for deliveries to the corporation's registered office in the State of Delaware, may be by electronic transmission to the extent permitted by Section 228 of the DGCL, including to the extent and in the manner provided by resolution of the Board of Directors. Any such consent will be included in the minute book as if it were the minutes of a meeting of the stockholders.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent will be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take action were delivered to the corporation.

2.11   Record Date for Stockholder Notice, Voting or Giving Consents.

In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, entitled to express consent to an action in writing without a meeting, entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date. Such record date may not (a) precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, (b) be more than 60 or fewer than 10 days before the date of such meeting, (c) be more than 10 days after the date upon which the resolution fixing the record date for an action by written consent in lieu of a meeting is adopted by the Board of Directors, or (d) be more than 60 days prior to any other action.

If the Board of Directors does not so fix a record date:

(i)   The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

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(ii)   The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by the DGCL, will be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation; or

(iii)   The record date for determining stockholders for any other purpose will be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders will apply to any adjournment of the meeting, *provided, however, that* the Board of Directors may fix a new record date for the adjourned meeting.

2.12   Proxies.

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by a written proxy or by an electronic transmission indicating such proxy, signed by the stockholder and filed with the secretary of the corporation, but no such proxy may be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy with respect to a specific meeting will entitle the proxy holder to vote at any reconvened meeting following adjournment of such meeting, but will not be valid after the final adjournment of such meeting. A proxy will be deemed signed if the stockholder's name is placed on the proxy or the electronic transmission indicating such proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. A proxy will be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power.

2.13   List of Stockholders Entitled to Vote.

The corporation will prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Nothing contained in this Section 2.13 will require the corporation to include electronic mail addresses or other electronic contact information on such list. Such list will be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least 10 days prior to the meeting (a) on a reasonably accessible electronic network, *provided that* the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then the list will be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list will also be open to the examination of any

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stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list will be provided with the notice of the meeting. The stock ledger will be the only evidence as to the identity of the stockholders entitled to examine the list or to vote in person or by proxy at any meeting of stockholders.

2.14   Conduct of Meeting of Stockholders.

The chairperson of the Board of Directors, or in the chairperson's absence, the chief executive officer, or in the absence of the chief executive officer, the secretary, or in the absence of the secretary, any executive vice president, or in the absence of an executive vice president, a chairperson chosen by a majority of the directors present, will act as chairperson of the meetings of the stockholders. The Board of Directors is entitled to make such rules or regulations for the conduct of meetings of stockholders as it may deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairperson of the meeting will have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are necessary, appropriate or convenient for the proper conduct of the meeting, including establishing an agenda or order of business for the meeting; rules and procedures for maintaining order at the meeting and the safety of those present; limitations on participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies and such other persons as the chairperson may permit; restrictions on entry to the meeting after the time fixed for the commencement thereof; limitations on the time allotted to questions or comments by participants; and regulation of the opening and closing of the polls for balloting and matters which are to be voted on by ballot.

ARTICLE 3
DIRECTORS

3.1   Powers.

Subject to the provisions of DGCL and any limitations in the Certificate of Incorporation or these Bylaws relating to actions required to be approved by the stockholders, the business and affairs of the corporation will be managed and all corporate powers will be exercised by or under the direction of the Board of Directors.

3.2   Number of Directors.

The authorized number of directors of the corporation will be determined from time to time by resolution of the Board of Directors.

3.3   Election and Term of Office of Directors.

Except as provided in Section 3.4 in connection with filling vacancies and newly created directorships resulting from any increase in the authorized number of directors, directors will be elected by the stockholders and will hold office until the successor of such director is elected and qualified or until the death, resignation or removal of such director.

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3.4   Resignation, Removal and Vacancies.

Any director may resign at any time upon notice given in writing or by electronic transmission to the corporation. Any such resignation will be effective upon delivery, unless the notice of resignation specifies a future effective date, and unless otherwise specified, the acceptance of such resignation will not be a precondition to its effectiveness. When one or more directors so resign and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, will have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations becomes effective, and each director so chosen will hold office as provided in Section 3.3.

Unless otherwise restricted by the DGCL, by the Certificate of Incorporation or by these Bylaws, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors; *provided, however, that* if the stockholders of the corporation are entitled to cumulative voting pursuant to applicable law, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire Board of Directors. Notwithstanding the foregoing, the stockholders may enter into voting agreements that restrict their rights to remove directors or that obligate them to vote to remove directors only as permitted by such agreement.

No reduction of the authorized number of directors will have the effect of removing any director before that director's term of office expires.

Unless otherwise provided in the Certificate of Incorporation, these Bylaws or applicable law:

(i)   Vacancies for any reason and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director; or

(ii)   Whenever the holders of any class or series of stock are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or series may, unless otherwise set forth in the Certificate of Incorporation, be filled by a majority of the directors elected by such class or series then in office, by a sole remaining director so elected, or by the stockholders of such class or series at an annual meeting or at a special meeting called by the Board of Directors for that purpose (or by written consent of such stockholders in lieu of such a meeting).

Directors appointed to fill vacancies and newly created directorships will hold office until the successor of such director is elected and qualified or until the death, resignation or removal of such director.

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3.5   Place of Meetings; Meetings by Telephone.

The Board of Directors may hold meetings, both regular and special, either within or outside the State of Delaware. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee meeting, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting will constitute presence in person at the meeting.

3.6   Regular Meetings.

Regular meetings of the Board of Directors will be held on such dates and at such times and places as the Board of Directors may determine. Such regularly scheduled meetings may be held without further notice to the directors.

3.7   Special Meetings; Notice.

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairperson of the Board of Directors, the chief executive officer, the president, the secretary, or any two directors. Special meetings of the Board of Directors will be held upon at least four days' notice by mail or at least 24 hours' notice delivered personally, by telephone (including a voice messaging system or other system or technology designed to record and communicate messages), or by other form of electronic transmission. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. A notice, or waiver of notice, need not specify the purpose of any regular or special meeting of the Board of Directors.

3.8   Quorum; Voting.

A majority of the total authorized directors, or, if one or more vacancies exist on the Board of Directors, a majority of the directors then serving on the Board of Directors, *provided, however, that* such number may be not less than one-third of the total authorized directors, will constitute a quorum for the transaction of business at any meeting of the Board of Directors, except as may otherwise be specifically provided by the DGCL or the Certificate of Incorporation or these Bylaws. The vote of a majority of the directors present at a meeting at which a quorum is present will be the act of the Board of Directors unless the Certificate of Incorporation or these Bylaws requires a vote of a greater number. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A director of the corporation who is present at a meeting of the Board of Directors, or at a meeting of a committee of the Board of Directors, at which any action is taken will be deemed to have assented to the action taken unless (a) the director objects at the beginning of the meeting, or promptly upon the director's arrival, to holding the meeting or transacting any business at such meeting, (b) the director's dissent or abstention from the action taken is entered in the minutes of the meeting, or

(c) the director delivers written notice of the director's dissent or abstention to the presiding officer of the meeting before its adjournment. The right of dissent or abstention is not available to a director who votes in favor of the action taken.

3.9   Waiver of Notice.

Whenever notice is required to be given to a director under any provision of the DGCL or of the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, will be deemed equivalent to notice. Without limiting the manner by which such waiver may otherwise be delivered effectively, such waiver will be deemed delivered if made by electronic transmission. Attendance of a director at a meeting will constitute a waiver of notice of such meeting, except when the director attends a meeting for the express purpose of objecting and does object, at the beginning of the meeting or upon the director's arrival, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the Certificate of Incorporation or these Bylaws.

3.10   Board Action by Written Consent Without a Meeting.

Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing will be in paper form if the minutes are maintained in paper form and will be in electronic form if the minutes are maintained in electronic form, and such filing may take place after the action by consent is taken. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, *provided that* such copy, facsimile or other reproduction is a complete reproduction of the entire original writing.


ARTICLE 4
COMMITTEES


4.1   Committees of Directors.

The Board of Directors may designate one or more committees, with each committee to consist of one or more of the directors of the corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In case of the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the

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resolution of the Board of Directors or in these Bylaws, will have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, subject to the limitations contained in Section 141(c)(2) of the DGCL.

4.2 Meetings and Action of Committees.

Each committee will keep regular minutes of its meetings and report the same to the Board of Directors when requested by the Board of Directors. Meetings and actions of committees will be governed by, and held and taken in accordance with, the provisions of Article 3, including, without limitation, Section 3.5 (Place of Meetings; Meetings by Telephone), Section 3.6 (Regular Meetings), Section 3.7 (Special Meetings; Notice), Section 3.8 (Quorum; Voting), Section 3.9 (Waiver of Notice) and Section 3.10 (Board Action by Written Consent Without a Meeting), with such changes in the context of those Bylaws as are necessary to substitute the committee and its members for the Board of Directors and its members, *provided, however, that* the time of regular meetings of committees may also be called by resolution of the Board of Directors and that notice of special meetings of committees will also be given to all alternate members, who will have the right to attend all meetings of the committee. Unless the Board of Directors adopts rules for the governance of a committee, then each committee may adopt its own governance rules, *provided that* such rules are not inconsistent with the provisions of the DGCL, the Certificate of Incorporation or these Bylaws.

ARTICLE 5
OFFICERS

5.1 Officers.

The officers of the corporation consist of a president and/or chief executive officer, and a secretary. The corporation may also have, at the discretion of the Board of Directors, a chairperson of the Board of Directors, a chief financial officer, a chief technology officer, a treasurer, one or more vice presidents, assistant vice presidents, assistant secretaries and assistant treasurers, and any such other officers as may be appointed by the Board of Directors or in accordance with the provisions of Section 5.3. Any number of offices may be held by the same person. Each officer will hold office until such officer's successor is elected and qualified or until such officer's earlier resignation or removal.

5.2 Election of Officers.

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3, will be appointed by the Board of Directors.

5.3 Subordinate Officers.

The Board of Directors may appoint, or empower the chief executive officer, the president or another officer to appoint or remove, such other officers and agents as the business of the corporation may require, each of whom will hold office for such period, have such authority and perform such duties as are provided in these Bylaws or as the Board of Directors (or, if so empowered, the chief executive officer, the president or another officer) may from time to time determine. If at any time any subordinate officer positions described in these Bylaws (or as provided by the Board of Directors) are vacant, the duties of such officer positions will be the responsibility of the chief executive officer.

5.4   **Removal and Resignation of Officers; Vacancies in Offices.**

Any officer may be removed, either with or without cause, by the Board of Directors at any regular or special meeting of the Board of Directors or by any officer upon whom such power of removal may be conferred by the Board of Directors.

Any officer may resign at any time upon notice given in writing or by electronic transmission to the corporation. Any resignation will take effect at the date of the receipt of that notice or at any later time specified in the notice, *provided that* the Board of Directors (or if so empowered pursuant to Section 5.3, the chief executive officer, the president or another officer) may treat a resignation given with a future effective date as an immediate resignation. Unless otherwise specified in the notice, acceptance of the resignation is not necessary to make it effective. Any resignation is without prejudice to the rights (if any) of the corporation under any contract to which the officer is a party.

Any vacancy occurring in any office of the corporation may be filled by the Board of Directors (or if so empowered pursuant to Section 5.3, the chief executive officer, the president or another officer).

5.5   **Powers and Duties of Officers Generally.**

The officers of the corporation will have such powers and duties in the management of the corporation as are stated in these Bylaws or in a resolution of the Board of Directors or contract of employment that are not inconsistent with these Bylaws and, to the extent not so stated, as generally pertain to their respective offices and as are necessary to conduct customary management and operation of the corporation, subject to the control of the Board of Directors. A secretary or such other officer appointed to do so by the Board of Directors will have the duty to record the proceedings of the meetings of the stockholders, the Board of Directors and any committees in a book to be kept for that purpose.

5.6   **Duties of the Chairperson of the Board.**

The chairperson of the Board of Directors, if one is elected, will, if present, preside at meetings of the Board of Directors and exercise and perform such other powers and duties as may from time to time be assigned by the Board of Directors or as may be prescribed by these Bylaws. The chairperson will not be considered an officer of the corporation, unless so designated by the Board of Directors. The chairperson must be a director of the corporation.

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5.7 Duties of the Chief Executive Officer.

Subject to the control of the Board of Directors and such supervisory powers, if any, as may be given by the Board of Directors, the powers and duties of the chief executive officer of the corporation are:

(i) To act as the general manager and, subject to the control of the Board of Directors, to have general supervision, direction and control of the business and affairs of the corporation;

(ii) To preside at all meetings of the stockholders and, in the absence or nonexistence of a chairperson of the Board of Directors or a chair otherwise designated by the Board of Directors at a meeting, at all meetings of the Board of Directors; and

(iii) To affix the signature of the corporation to all deeds, conveyances, mortgages, guarantees, leases, obligations, bonds, certificates and other papers and instruments in writing that have been authorized by the Board of Directors; to sign certificates for shares of stock of the corporation; and, subject to the direction of the Board of Directors, to have general charge of the property of the corporation and to supervise and direct all officers, agents and employees of the corporation.

The president will be the chief executive officer of the corporation unless the Board of Directors designates another officer to be the chief executive officer. If there is no president, and the Board of Directors has not designated any other officer to be the chief executive officer, then the chairperson of the Board of Directors will be the chief executive officer.

5.8 Duties of the President.

Subject to the supervisory powers of the chief executive officer, if there is such an officer and the president is not such officer, and subject to the control of the Board of Directors, the president will have general supervision, direction and control of the business and the subordinate officers of the corporation. The president will have the general powers and duties of management usually vested in the office of president of a corporation, including signing authority similar to the chief executive officer, and will have such other powers and duties as may be prescribed by the Board of Directors or these Bylaws. If no president is appointed, the chief executive officer will have the power and authority conferred to the president under these Bylaws.

5.9 Duties of the Vice Presidents.

In the absence or disability of the president, the vice presidents (if any) in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, will perform all the duties of the president, and when so acting will have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents will have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these Bylaws, the chief executive officer or the president.

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5.10   Duties of the Secretary.

The secretary will keep, or cause to be kept, a book of minutes or record of proceedings of all meetings and actions of directors, committees of directors and stockholders.

The secretary may give, or cause to be given, notice of meetings of the stockholders and of the Board of Directors required to be given by law or by these Bylaws. The secretary will keep the seal of the corporation (if any) in safe custody and will have such other powers and perform such other duties as from time to time may be prescribed by the Board of Directors, these Bylaws, the chief executive officer or the president.

5.11   Duties of the Chief Financial Officer.

The chief financial officer will be the principal financial officer, and, unless such duty is conferred to another officer by the Board of Directors, the chief accounting officer, of the corporation. The chief financial officer will have general direction of and supervision over the financial and, if applicable, accounting affairs of the corporation. The chief financial officer will render to the chief executive officer and the Board of Directors, at regular meetings of the Board of Directors, or whenever they may require it, an account of the financial condition of the corporation. The chief financial officer will have such other powers and perform such other duties as from time to time may be prescribed by the Board of Directors, these Bylaws, the chief executive officer or the president.

The chief financial officer will also be the treasurer of the corporation unless otherwise designated by the Board of Directors.

5.12   Duties of the Chief Technology Officer.

The chief technology officer will have such powers and perform such duties as from time to time may be prescribed by the Board of Directors, these Bylaws, the chief executive officer or the president.

5.13   Duties of the Treasurer.

The treasurer will have charge and custody of and be responsible for all funds and securities of the corporation, receive and give receipts for funds due and payable to the corporation from any source, and deposit funds in the name of the corporation in banks, trust companies or other depositories selected in accordance with the provisions of these Bylaws, and in general perform all duties incident to the office of treasurer and other duties as from time to time may be prescribed by the Board of Directors, these Bylaws, the chief executive officer or the president.

5.14   Duties of the Assistant Secretary.

The assistant secretary or, if there is more than one, the assistant secretaries, in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election), will, in the absence of the secretary or in the event of the inability or refusal of such

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officer to act, perform the duties and exercise the powers of the secretary and will have such other powers and perform such other duties as from time to time may be prescribed by the Board of Directors, these Bylaws, the chief executive officer or the president.

5.15 Duties of the Assistant Treasurer.

The assistant treasurer or, if there is more than one, the assistant treasurers, in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election), will, in the absence of the treasurer or in the event of the inability or refusal of such officer to act, perform the duties and exercise the powers of the treasurer and will have such other powers and perform such other duties as from time to time may be prescribed by the Board of Directors, these Bylaws, the chief executive officer or the president.

5.16 Duties of the Chief Creative Officer.

The chief creative officer will have such powers and perform such duties as from time to time may be prescribed by the Board of Directors, these Bylaws, the chief executive officer or the president.

5.17 Loans to Officers and Employees.

The corporation may lend money to, guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or any of its subsidiaries, including any officer or employee who is a director of the corporation or any of its subsidiaries, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors approves, including, without limitation, a pledge of shares of stock of the corporation. Nothing in this Section 5.17 will be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute. Notwithstanding the foregoing, any such loan made, guaranteed or arranged for by the corporation will be deemed to contain a provision requiring the borrower to repay the obligation in full if the corporation becomes subject to the restrictions of the Sarbanes-Oxley Act of 2002, as amended, or if the borrower becomes an officer or director of a parent entity that is subject to the restrictions of the Sarbanes-Oxley Act of 2002, as amended.

ARTICLE 6
INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS

6.1 Indemnification of Directors and Officers.

The corporation will indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer,

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employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. For purposes of this Article 6, "officers" only include officers appointed by the Board of Directors.

6.2   Successful Defense.

To the extent that a present or former director or officer of the corporation has been successful on the merits or otherwise in defense of any Proceeding described in Section 6.1, or in defense of any claim, issue or matter therein, such Indemnified Person will be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

6.3   Advancement of Expenses of Directors and Officers.

The corporation will pay the reasonable expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, *provided, however, that*, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding will be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article 6 or otherwise; *provided further, that*, the corporation is not required to advance any expenses to a person against whom the corporation directly brings a claim alleging that such person has (a) breached such person's fiduciary duties to the corporation, or (b) committed an act or omission not in good faith or that involves intentional misconduct or a knowing violation of law, or (c) derived an improper personal benefit from a transaction.

6.4   Indemnification of Employees and Agents.

The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the corporation or, while an employee or agent of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents will be made in such manner as is determined by the Board of Directors in its sole discretion.

6.5   Advancement of Expenses of Employees and Agents.

The corporation may pay the reasonable expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6.6   Limitation on Indemnification and Advancement of Expenses.

Subject to the requirements in Section 6.2 and the DGCL, the corporation will not be required to provide indemnification or, with respect to clauses (a), (c) and (d) below, advance expenses to any person pursuant to this Article 6:

(a)   in connection with any Proceeding (or part thereof) initiated by such person except (i) as otherwise required by law or (ii) in specific cases if the Proceeding was authorized by the Board;

(b)   in connection with any Proceeding (or part thereof) against such person providing for an accounting or disgorgement of profits pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of any federal, state or local statutory law or common law;

(c)   for amounts for which payment has actually been made to or on behalf of such person under any statute, insurance policy or indemnity provision, except with respect to any excess beyond the amount paid; or

(d)   if prohibited by applicable law.

6.7   Non-Exclusivity of Rights; Conflicts.

The rights conferred on any person by this Article 6 will not be exclusive of any other rights which such person may have or hereafter acquire under any statute, the Certificate of Incorporation or any agreement, or pursuant to any vote of stockholders or disinterested directors or otherwise. No indemnification or advance will be made under this Article 6, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears: (a) that it would be inconsistent with a provision of the Certificate of Incorporation, these Bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the Proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or (b) that it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

6.8   Insurance.

The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the corporation's expense insurance: (a) to indemnify the corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article 6; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the corporation under the provisions of this Article 6.

6.9   **Amendment or Repeal.**

Any repeal or modification of the foregoing provisions of this Article 6 will not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder will inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.


ARTICLE 7
RECORDS AND REPORTS


7.1   **Maintenance and Inspection of Share Register and Other Books and Records.**

The corporation will keep a record of its stockholders, listing their names and addresses and the number and class of shares held by each stockholder, a copy of these Bylaws as amended to date, accounting books, minute books and other records. The books and records of the corporation may be kept (subject to any statutory provision) outside the State of Delaware at such place or places as may be designated from time to time by the corporation. Any records administered by or on behalf of the corporation may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); *provided that* the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the stock ledger, the records so kept comply with Section 224 of the DGCL. The corporation will so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

Stockholders will have the right to inspect the corporation's stock ledger and its other books and records only to the extent required, and in accordance with, the DGCL and this Section 7.1. Any stockholder of record, in person or by attorney or other agent, seeking to inspect the corporation's stock ledger and its other books and records or make copies or extracts therefrom must provide written demand to the corporation at its registered office in Delaware or at its principal place of business. Such demand must be under oath stating the purpose thereof, which purpose must be reasonably related to such person's interest as a stockholder. The demand must further be accompanied by documentary evidence of the stockholder's beneficial ownership of shares of the corporation's stock and state that such documentary evidence is a true and correct copy of what it purports to be. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath must be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder.


ARTICLE 8
STOCK AND STOCK CERTIFICATES

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8.1   Stock Certificates; Transfer Agents and Registrars.

No shares of the corporation will be issued unless authorized by the Board of Directors.

The shares of a corporation will be represented by certificates unless the Board of Directors provides by resolution that some or all of any or all classes or series of its stock will be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. Any such resolution will not apply to shares represented by a certificate until such certificate is surrendered to the corporation. If shares are represented by certificates, such certificates will be in the form, other than bearer form, approved by the Board of Directors or the President, Chief Executive Officer or Secretary of the corporation. The certificates representing shares of stock, if any, will be signed by, or in the name of, the corporation by any two authorized officers of the corporation (it being understood that the chairperson of the Board of Directors, the chief executive officer, the president, any vice president, the treasurer, any assistant treasurer, the secretary or any assistant secretary of the corporation will be authorized officers for such purpose). The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents or registrars of the stock of the corporation from time to time. Any or all of the signatures on stock certificates may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

8.2   Special Designation on Certificates.

The corporation may restrict the transfer, the registration of transfer and the ownership of its securities. The corporation may place legends or notations on stock certificates or deliver notices to uncertificated stockholders indicating the restrictions, which will be binding to the fullest extent permitted by the DGCL.

8.3   Lost Certificates.

Except as provided in this Section 8.3, no new certificate for shares will be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it that is alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or the legal representative of such owner, to give the corporation a bond or an indemnity sufficient to protect it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

8.4   Transfer of Stock.

(a)   Subject to the other provisions of this Article 8, including those relating to uncertificated shares and restrictions on transfer, upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper

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evidence of succession, assignment or authority to transfer, the corporation will issue a new certificate, or, in the case of uncertificated shares, a notice of issuance of shares, to the person entitled thereto, cancel the old certificate (if any) and record the transaction in its books. For clarity, in the case of a transfer of certificated shares that have been designated by resolution of the Board of Directors to be uncertificated shares, both the transferred shares issued to the transferee and any balance shares issued to the transferor will be uncertificated. Also, the corporation may require the stockholder to pay a reasonable transfer processing fee for any proposed transfer in an amount to be determined by the corporation.

(b)   Certificates representing, and in the case of uncertificated securities, notices of issuance with respect to, shares of stock of the corporation will have impressed on, printed on, written on or otherwise affixed to them such legends as may be required by applicable law, including without limitation the following (or substantially similar) legends:

> "THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAW AND MAY NOT BE SOLD, PLEDGED, OR OTHERWISE TRANSFERRED WITHOUT EFFECTIVE REGISTRATIONS THEREUNDER OR AN OPINION OF COUNSEL, SATISFACTORY TO THE CORPORATION AND ITS COUNSEL, THAT SUCH REGISTRATIONS ARE NOT REQUIRED."

The corporation will take all such actions as are practicable to cause the certificates representing, and notices of issuance with respect to, shares that are subject to the restrictions on transfer set forth in this Section 8.4 to contain the foregoing legends.

8.5   Stock Transfer Agreements.

The corporation will have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes or series owned by such stockholders in any manner not prohibited by the DGCL.

8.6   Registered Stockholders.

The corporation will be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, will be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares, and will not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it receives express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

ARTICLE 9
GENERAL MATTERS

9.1   **Checks; Drafts; Evidences of Indebtedness.**

From time to time, the Board of Directors may determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized may sign or endorse those instruments. The Board of Directors may delegate to an officer the authority to make such determinations and authorizations.

9.2   **Corporate Contracts and Instruments; How Executed.**

The Board of Directors, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless such power is so authorized or ratified by the Board of Directors, provided in these Bylaws, or within the agency power of an officer, no officer, agent or employee will have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

9.3   **Fiscal Year.**

The fiscal year of the corporation will be the same as the calendar year unless otherwise fixed by resolution of the Board of Directors.

9.4   **Seal.**

The Board of Directors may, but is not required to, adopt and alter a corporate seal, and may use the same by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

9.5   **Representation of Shares of Other Corporations.**

The chairperson of the Board of Directors, the chief executive officer, the president, any vice president, the treasurer, any assistant treasurer, the secretary or any assistant secretary of the corporation, or any other person authorized by the Board of Directors or the president or a vice president, is authorized to vote, represent and exercise on behalf of the corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of the corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

9.6   Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL will govern the construction of these Bylaws. Without limiting the generality of the foregoing, the singular number includes the plural, the plural number includes the singular, the term "including" means "including but not limited to," and the term "person" includes a corporation, limited liability company, trust partnership or other entity and a natural person.

9.7   Facsimile or Electronic Signature.

In addition to the provisions for use of facsimile or electronic signatures elsewhere specifically authorized in these Bylaws, any document, including, without limitation, any consent, agreement, certificate or instrument, required by the DGCL, the Certificate of Incorporation or these Bylaws to be executed by any officer, director, stockholder, employee or agent of the corporation may be executed using a facsimile or other form of electronic signature to the fullest extent permitted by applicable law. All other contracts, agreements, certificates or instruments to be executed on behalf of the corporation may be executed using a facsimile or other form of electronic signature to the fullest extent permitted by applicable law. The terms 'electronic mail,' 'electronic mail address,' 'electronic signature' and 'electronic transmission' as used herein shall have the meanings ascribed thereto in the DGCL.

9.8   Annual Report.

The corporation will cause an annual report to be sent to the stockholders of the corporation to the extent required by applicable law. If and so long as there are fewer than 100 holders of record of the corporation's shares, the requirement of sending an annual report to the stockholders of the corporation is hereby expressly waived (to the extent permitted under applicable law).

ARTICLE 10
AMENDMENTS

10.1   Amendments.

Subject to any voting requirements set forth in the corporation's Certificate of Incorporation, these Bylaws or other bylaws of the corporation may be adopted, amended or repealed by the Board of Directors. The stockholders may make additional Bylaws and may adopt, amend or repeal any bylaws whether such bylaws were originally adopted by them or otherwise.

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**CERTIFICATE OF ADOPTION OF BYLAWS
OF
OAKLAND BALLERS BASEBALL CLUB, INC.**

The undersigned hereby certifies that the undersigned is the duly elected, qualified and acting Secretary of Oakland Ballers Baseball Club, Inc., a Delaware corporation (the "**Corporation**"), and that the foregoing Bylaws constitute the bylaws of the Corporation as duly adopted by the Corporation's Board of Directors on August 17, 2024.

Executed as of August 17, 2024.

By:__ DocuSigned by: [signature] ADE206E33F0D495... ____________________

Name: Paul Freedman

Title: Secretary